    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996

                                                   REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             CKE RESTAURANTS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                     DELAWARE                                          33-0602639
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                            ------------------------

             1200 NORTH HARBOR BOULEVARD, ANAHEIM, CALIFORNIA 92801
                                 (714) 774-5796
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             ROBERT A. WILSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                             CKE RESTAURANTS, INC.
             1200 NORTH HARBOR BOULEVARD, ANAHEIM, CALIFORNIA 92801
                                 (714) 774-5796
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              C. CRAIG CARLSON, ESQ.                              PETER LILLEVAND, ESQ.
              J. MICHAEL VAUGHN, ESQ.                               IAIN MICKLE, ESQ.
              DAVID E. LAFITTE, ESQ.                              BRETT E. COOPER, ESQ.
        STRADLING, YOCCA, CARLSON & RAUTH,                 ORRICK, HERRINGTON & SUTCLIFFE LLP
            A PROFESSIONAL CORPORATION                             400 SANSOME STREET
       660 NEWPORT CENTER DRIVE, SUITE 1600                  SAN FRANCISCO, CALIFORNIA 94111
          NEWPORT BEACH, CALIFORNIA 92660                            (415) 392-1122
                  (714) 725-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                          PROPOSED MAXIMUM
                                                         PROPOSED MAXIMUM     AGGREGATE
          TITLE OF EACH CLASS             AMOUNT TO BE    OFFERING PRICE      OFFERING        AMOUNT OF
    OF SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)      PRICE(1)(2)   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
 Common Stock ($.01 par value).........  2,875,000 shares      $31.625       $90,921,875      $27,552.08
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Includes up to 375,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                OCTOBER 18, 1996

                                2,500,000 SHARES
LOGO

                                  COMMON STOCK

                               ------------------

    All of the shares of Common Stock offered hereby are being sold by CKE Restaurants, Inc. ("CKE" or the "Company"). The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol "CKR." On October 16, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $33.75 per share. See "Price Range of Common Stock and Dividend Policy."
                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                PRICE             UNDERWRITING            PROCEEDS
                                                 TO               DISCOUNTS AND              TO
                                               PUBLIC              COMMISSIONS           COMPANY(1)
--------------------------------------------------------------------------------------------------------
Per Share.............................            $                     $                     $
--------------------------------------------------------------------------------------------------------
Total(2)..............................            $                     $                     $
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the offering payable by the Company estimated at $600,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                               ------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about          ,
1996.

ALEX. BROWN & SONS
       INCORPORATED
                         ROBERTSON, STEPHENS & COMPANY

                                                EQUITABLE SECURITIES CORPORATION

           THE DATE OF THIS PROSPECTUS IS                    , 1996.
                                       LOGO

     [PHOTOGRAPHS OF REPRESENTATIVE RESTAURANTS, INCLUDING EXTERIOR AND INTERIOR OF REMODELED CARL'S JR. RESTAURANT, AND OF RELATED FOOD PRODUCTS, AND REPRODUCTIONS OF WINDOW POSTERS USED IN RESTAURANTS]












     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. The Company's fiscal year is the 52- or 53-week period ending on the last Monday in January of each year. Fiscal 1995 and 1996 consisted of 52 weeks and fiscal 1994 consisted of 53 weeks. For clarity of presentation, all fiscal years are presented herein as if the fiscal year ended on January 31. For example, references to fiscal 1996 refer to the 52-week period ended January 29, 1996. As used in this Prospectus, the words "Company" and "CKE" mean CKE Restaurants, Inc. and its subsidiaries and predecessors, unless the context indicates otherwise.

                                  THE COMPANY

     CKE Restaurants, Inc. owns, operates, franchises and licenses the Carl's Jr. quick-service restaurant concept, which is the seventh largest quick-service hamburger restaurant chain in the United States. As of October 7, 1996, the Carl's Jr. system included 661 restaurants, of which 406 were operated by the Company and 255 were operated by the Company's franchisees and licensees. The Carl's Jr. restaurants are located in the western United States, predominantly in California, and in Mexico and the Pacific Rim. Primarily as a result of recent acquisitions, the Company also operates a total of 236 other restaurants, including 108 Taco Bueno(R) quick-service Mexican food restaurants located in Texas and Oklahoma.

     The Company believes that its Carl's Jr. restaurants' superior food quality, broad menu and attentive customer service differentiate the Company from its competitors and are critical to its success. Unlike many quick-service restaurants which emphasize lower prices, Carl's Jr. restaurants focus on offering customers a higher quality dining experience at a reasonable price. Carl's Jr. charbroiled hamburgers, chicken sandwiches and signature items are generally made to order, meet exacting quality standards and are offered in generous portions. Carl's Jr.'s diverse menu and all-you-can-eat salad bar appeal to a broad audience but remain sufficiently limited to maintain both a distinct identity and operational efficiencies. The Company believes that its focus on customers and customer service, superior food quality and generous portions enables the Carl's Jr. restaurants to maintain a strong price-value image with its customers.

     The first Carl's Jr. restaurant was opened in 1956 by Carl N. Karcher, the Company's founder, in Anaheim, California. After an extended period of growth, the Company made certain strategic decisions and experienced operational difficulties in the early 1990s which adversely impacted the Company's sales and profitability. Beginning in October 1994, the Company hired a new management team which began implementing a variety of strategic and operational programs designed to revitalize the Carl's Jr. brand and improve financial results. These programs included, among others, a renewed focus on offering superior products, the elimination of most value-priced menu items, a new advertising campaign, a dual-branding program with GB Foods Corporation ("GB Foods"), the operator and franchisor of The Green Burrito(R) quick-service restaurant concept, and the commencement of a remodeling program for Carl's Jr. restaurants. As a result of these strategies, together with the Company's successful efforts to reduce expenses at both the corporate and operating levels, the Company experienced significant improvements in sales and operating results. For the 28-week period ended August 12, 1996, same-store sales in the Company-operated Carl's Jr. restaurants increased 11.3% over the comparable prior year period. The Company is continuing to implement its dual-branding and remodeling programs and to focus on reducing expenses, and believes it will continue to benefit from such activities in the future.

     In 1995, the Company began dual-branding its Carl's Jr. restaurants with The Green Burrito concept. Dual-branding enables the Company to offer its customers an additional distinct concept and a separate menu at a single Carl's Jr. restaurant location, without requiring a substantial investment or significantly increasing operational complexities. The Company believes that Green Burrito's position in the popular Mexican food segment and its dinner menu orientation complement the Carl's Jr. menu. During the 28-week period ended August 12, 1996, post-conversion revenues in the 45 Company-operated restaurants converted to Carl's Jr./Green Burrito dual-brand restaurants (including restaurants converted during the period) were approximately 25% higher than same-store sales in the comparable prior year period. The Company believes that its Green Burrito dual-branding program has attracted new customers while increasing the frequency of customer visits at converted restaurants.

     With the improvement in its financial performance, the Company's management team is focusing on future growth by (i) continuing to improve the sales and profitability of existing restaurants, (ii) accelerating its restaurant expansion program and (iii) selectively acquiring, or making minority investments in, complementary concepts. The Company intends to convert up to 16 Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants during the remainder of fiscal 1997 and up to an additional 40 restaurants in fiscal 1998. The Company's agreement with GB Foods provides for the conversion of up to 200 restaurants to Carl's Jr./Green Burrito dual-brand restaurants by July 2000. The Company also intends to complete the remodeling of substantially all of its Company-operated Carl's Jr. restaurants by the end of fiscal 1998. In addition, the Company intends to accelerate its expansion program by opening up to 11 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 30 new Carl's Jr. restaurants during fiscal 1998. The Company also plans to open up to seven new Taco Bueno restaurants during fiscal 1998. Finally, the Company believes that certain elements of its Carl's Jr. business strategy can be implemented to revitalize the brands of its recent acquisitions and investments, thereby resulting in an improved financial performance.

     The Company's principal executive offices are located at 1200 North Harbor Boulevard, Anaheim, California 92801, and its telephone number is (714) 774-5796.

                              RECENT DEVELOPMENTS

     On October 1, 1996, the Company acquired an 80.0% equity interest in Casa Bonita Incorporated ("Casa Bonita"), an operator of 109 Taco Bueno quick-service Mexican food restaurants. The total purchase price for Casa Bonita was $42.0 million, subject to adjustment. The Company recently increased its minority investment in Rally's Hamburgers, Inc. ("Rally's"), an operator and franchisor of double drive-thru restaurants, to $5.9 million and, in July 1996, commenced operating 28 Rally's-owned restaurants located in California and Arizona. On July 15, 1996, the Company acquired Summit Family Restaurants Inc. ("Summit"), an operator and franchisor of 123 restaurants in the family and casual dining segments of the restaurant industry. The total consideration paid by the Company in connection with this acquisition was $29.1 million, of which $17.7 million was paid in cash and the balance of which was paid by the issuance of 501,388 shares of Common Stock. See "Risk Factors -- Uncertainties Relating to Recent Acquisitions," "-- Risks Associated with Minority Investments," "Unaudited Pro Forma Combined Condensed Financial Data," "Business -- Taco Bueno" and
"-- Investments in Other Restaurant Concepts."

                                  THE OFFERING

Common Stock offered hereby...........................  2,500,000 shares
Common Stock to be outstanding after the offering.....  21,762,890 shares(1)
Use of proceeds.......................................  To repay debt, finance new restaurant development, continue the Company's
                                                        remodeling and dual-branding programs
                                                        and for working capital and other
                                                        general corporate purposes.
NYSE symbol...........................................  CKR

---------------
(1) Based upon the number of outstanding shares at October 7, 1996. Excludes 4,038,022 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 1,643,790 shares were issuable upon the exercise of stock options outstanding as of October 7, 1996 at a weighted average exercise price of $12.66 per share.

          SUMMARY CONSOLIDATED FINANCIAL AND RESTAURANT OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             TWENTY-EIGHT WEEKS
                                                                                    ENDED
                                          FISCAL YEAR ENDED JANUARY 31,    -----------------------
                                          ------------------------------   AUGUST 14,   AUGUST 12,
                                            1994       1995       1996        1995         1996
                                          --------   --------   --------   ----------   ----------
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Total revenues........................  $463,494   $443,747   $465,437    $245,665     $281,057
  Operating income......................    10,508      8,602     25,735      11,818       20,168
  Interest expense......................    10,387      9,202     10,004       5,285        4,744
  Net income............................     3,665      1,264     10,952       4,723       10,525
  Net income per common and common
     equivalent share(1)................  $   0.20   $   0.07   $   0.59    $   0.26     $   0.55
  Cash dividends paid per common
     share..............................  $   0.08   $   0.08   $   0.08    $   0.04     $   0.04
  Common and common equivalent shares
     used in computing per share amounts
     (000)..............................    18,567     18,717     18,679      18,441       19,220
CARL'S JR. RESTAURANT OPERATING DATA(2):
  System-wide restaurant revenues:
     Company-operated restaurants.......  $384,859   $364,278   $389,214    $203,243     $233,438
     Franchised and licensed
       restaurants......................   209,114    201,170    193,984     103,208      109,835
                                          --------   --------   --------    --------     --------
          Total system-wide revenues....  $593,973   $565,448   $583,198    $306,451     $343,273
                                          ========   ========   ========    ========     ========
  Restaurants open (at end of period):
     Company-operated...................       376        383        394         392          404
     Franchised and licensed............       272        277        273         270          254
                                          --------   --------   --------    --------     --------
          Total.........................       648        660        667         662          658
                                          ========   ========   ========    ========     ========
  Average annual sales per Company-
     operated restaurant(3).............  $    992   $    966   $  1,006    $    966     $  1,067
  Percentage increase (decrease) in
     comparable Company-operated
     restaurant sales(4)................      (6.5)%     (3.8)%      4.4%        0.8%        11.3%

                                                               AS OF AUGUST 12, 1996
                                                    --------------------------------------------
                                                     ACTUAL      PRO FORMA(5)     AS ADJUSTED(6)
                                                    --------     ------------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Total assets....................................  $306,457       $359,979          $403,535
  Total debt, including current portion...........    86,553        125,921            89,921
  Stockholders' equity............................   123,526        123,526           203,082

---------------
(1) Net income per common and common equivalent share in fiscal 1994 is net of a cumulative effect of a change in accounting principle of $(0.04) per share.

(2) Includes Carl's Jr. restaurant operating data only. Restaurant revenues from Company-operated restaurants exclude revenues of $5.8 million in fiscal 1995 and $4.3 million in both fiscal 1996 and in the 28-week period ended August 14, 1995 from Boston Market stores which are no longer operated by the Company. See Note 2 of Notes to Consolidated Financial Statements. Also excludes $2.2 million and $4.3 million of revenues from the Company's Rally's and Summit operations, respectively, in the 28-week period ended August 12, 1996.

(3) Calculated on a 52- or 53-week trailing basis for all periods presented.

(4) Includes only Carl's Jr. restaurants open throughout the full periods being compared.

(5) Gives pro forma effect to the acquisition of Casa Bonita, which was completed on October 1, 1996. See "Unaudited Pro Forma Combined Condensed Financial Statements."

(6) Adjusted to (i) give pro forma effect to the acquisition described in note
    (5) above and (ii) give effect to the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $33.75 per share and the application of the net proceeds therefrom. See "Unaudited Pro Forma Combined Condensed Financial Data" and "Use of Proceeds."

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth in the following risk factors and those described elsewhere or incorporated by reference in this Prospectus.

     Risks Associated with Future Growth. The Company is pursuing an aggressive growth strategy, the success of which will depend in part on the ability of the Company and its franchisees and licensees to open new restaurants and to operate such restaurants on a profitable basis. In fiscal 1996, the Company opened seven new Carl's Jr. restaurants and its franchisees and licensees opened 13 new Carl's Jr. restaurants. The Company has opened four new Carl's Jr. restaurants during fiscal 1997 and presently anticipates that it will open up to 11 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 30 new Carl's Jr. restaurants and up to seven new Taco Bueno restaurants during fiscal 1998. The Company's franchisees and licensees have opened seven new Carl's Jr. restaurants during fiscal 1997, and the Company presently anticipates that its franchisees and licensees will open up to 12 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 15 new Carl's Jr. restaurants during fiscal 1998. The success of the Company's planned expansion will be dependent upon numerous factors, many of which are beyond the Company's control, including the identification of suitable markets, the availability and leasing or purchase of suitable sites on acceptable terms, the hiring, training and retention of qualified management and other restaurant personnel, the ability to obtain necessary governmental permits and approvals, the availability of appropriate financing and general economic conditions. The Company faces competition from other restaurant operators, retail chains, companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of the Company's expansion plans. To manage its planned expansion, the Company must ensure the continuing adequacy of its existing systems and procedures, including its distribution facilities, restaurant management, financial controls and information systems. There can be no assurance that the Company or its franchisees will be able to achieve their planned expansion, that new restaurants will be effectively integrated into the Company's existing operations or that such restaurants will be operated profitably.

     The Company's growth will also depend in part on its ability to increase sales at existing restaurants. Towards this end, as of October 7, 1996, the Company had remodeled 124 of its Carl's Jr. restaurants and plans to remodel up to an additional 64 of its Company-operated Carl's Jr. restaurants during the remainder of fiscal 1997 and to complete the remodeling of substantially all of its Company-operated Carl's Jr. restaurants by the end of fiscal 1998. As of October 7, 1996, the Company had converted 51 of its Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants and plans to convert up to 16 more restaurants during the remainder of fiscal 1997 and up to 40 restaurants in fiscal 1998. The Company's agreement with GB Foods provides for the conversion of 200 Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants by July 2000, at least 40 of which are required (subject to certain exceptions) to be converted in each of five successive 12-month periods commencing July 1995. The Company will incur substantial aggregate costs in remodeling and converting Carl's Jr. restaurants and will experience a loss of revenues during the relatively short period of time that the restaurants are closed for remodeling or conversion. There can be no assurance that such remodels and conversions will increase the revenues generated by these restaurants or, even if revenues are increased, that such increases will be sustainable. In addition, although the sales results experienced by the Carl's Jr. restaurants that have been converted to date to dual-brand restaurants have generally been favorable, there can be no assurance that such sales increases are sustainable or that they are indicative of the sales results that will be achieved by Carl's Jr. restaurants to be converted in the future. There can also be no assurance that the Company will be able to achieve positive same-store sales increases in its

Company-operated Carl's Jr. restaurants or in any of the Company's other restaurant concepts. See "Business -- Business Strategy," "-- Growth Strategy" and "-- Carl's Jr. -- Green Burrito Development Agreement."

     Uncertainties Relating to Recent Acquisitions. In October 1996, the Company acquired an 80.0% equity interest in Casa Bonita, which operates 109 Taco Bueno quick-service Mexican food restaurants located in Texas and Oklahoma. In July 1996, the Company acquired Summit, an operator and franchisor of family and casual dining restaurants located in nine western states, including 77 Company-operated and 24 franchised JB's Restaurants, 16 HomeTown Buffet restaurants (which Summit operates as a franchisee) and six Company-operated Galaxy Diner restaurants. Summit incurred net losses of $5.0 million and $1.7 million in its fiscal year ended September 25, 1995 and in its 42-week period ended July 15, 1996, respectively. These losses were primarily the result of declining same-store sales in the JB's Restaurants. The Company is currently considering selling or otherwise disposing of its JB's Restaurants and the related franchise system. However, the Company has not entered into any agreements providing for any such transaction and there can be no assurance that the Company will be able to sell or otherwise dispose of such assets for a financial gain, on favorable terms, in a timely manner or at all. Further, as a result of the acquisitions of Casa Bonita and Summit, the Company has expanded into different segments of the restaurant industry and into several new geographic areas in which the Company lacks operating experience. In addition, many operational and strategic decisions with respect to the combined companies have not been made. There can be no assurance that the restaurant operations of Casa Bonita or Summit will be profitable or that these acquisitions will not have a material adverse effect on the Company's financial condition and results of operations. See "Unaudited Pro Forma Combined Condensed Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Acquisitions. In addition to the recent acquisitions of Casa Bonita and Summit, the Company has had preliminary acquisition discussions with, and has evaluated the potential acquisition of, other companies over the last few years. As part of its growth strategy, the Company will continue to consider acquiring, or making minority investments in, other companies in the food service industry that the Company believes may complement or expand its existing business. Acquisitions involve a number of special risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. In addition, the Company's acquisition strategy includes the identification of companies or properties that are viewed as underperforming by the Company. This element of the Company's strategy may increase the risks involved with the Company's acquisitions. No assurance can be given that any acquisition or minority investment by the Company will not materially and adversely affect the Company or that any such acquisition or minority investment will enhance the Company's business. The Company is unable to predict the likelihood of any additional material acquisitions being proposed or completed in the near future. The Company also faces competition from others in pursuing acquisitions and there can be no assurance that the Company will be able to acquire any business or entity which it desires to pursue. If the Company determines to make any significant acquisitions of, or investments in, other businesses, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. The sales, if any, of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that adequate equity or debt financing would be available to the Company for any such acquisitions. See "Business -- Growth Strategy."

     Risks Associated with Minority Investments. The Company, through its subsidiary Boston Pacific, Inc. ("Boston Pacific"), owns a minority interest in Boston West, L.L.C. ("Boston West"), which currently operates 73 Boston Market stores located in Southern California. As of August 12, 1996, the Company's investment in Boston West was $21.9 million, which is recorded at cost and approximates the estimated fair value of the Company's preferred equity units in Boston West. Boston West has incurred significant operating losses and there can be no assurance that Boston West will achieve profitability or that the franchisor, Boston Chicken, Inc. ("BCI"), will continue its support. The Company also owns a minority interest in Rally's, an operator and franchisor of approximately 480 double drive-through restaurants located in 19 states, primarily in the Midwest and the Sunbelt. As of October 7, 1996, the Company's investment in Rally's was $5.9 million. During the third quarter of fiscal 1997, the Company began using the equity method of accounting for its investment in Rally's, as a result of which the Company will include in its results of operations its pro rata share of the net income or loss of Rally's. Rally's reported a net loss from operations of $36.5 million and a net loss of $46.9 million for its fiscal year ended December 31, 1995 and a net loss from operations of $1.0 million and net income of $0.9 million (including an extraordinary gain, net of tax, of $4.5 million from the early extinguishment of debt) for its six-month period ended June 30, 1996. There can be no assurance that Rally's will achieve profitability. There can also be no assurance that the fair values of the Company's minority investments in Boston West or Rally's will continue to support their recorded carrying values. See "Business -- Investments in Other Restaurant Concepts" and Note 2 of Notes to Consolidated Financial Statements.

     Geographic Concentration. Most of the Company's Carl's Jr. restaurants are located in Southern California and all of its Taco Bueno restaurants are located in Texas and Oklahoma. Accordingly, the Company is susceptible to local and regional risks, such as government regulations, economic conditions, weather conditions, earthquakes and other natural disasters, any of which could have a material adverse effect on the Company's financial condition and results of operations. Given the Company's present geographic concentration, adverse publicity relating to an individual restaurant could have a more pronounced adverse effect on total revenues than if the Company's restaurants were more broadly dispersed. The occurrence of other adverse local or regional events could have a material adverse effect on the Company's business and its ability to implement its operating and expansion strategies at the planned rate. There can be no assurance that continued expansion within existing or future geographic markets will not adversely affect the individual financial performance of the Company's restaurants in such markets or the Company's overall results of operations.

     Competition. The food service industry is intensely competitive with respect to the quality and value of food products offered, concept, service, price, dining experience and location. The Company primarily competes with major restaurant chains, some of which dominate the quick-service restaurant industry, and also competes with a variety of other take-out food service companies and fast-food restaurants. The Company's competitors also include a variety of mid-price, full-service casual dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food stores, as well as supermarkets and convenience stores. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company, which may give them certain competitive advantages. Certain of the major quick-service restaurant chains have increasingly offered selected food items and combination meals at discounted prices. In recent years, the Company's restaurant sales were adversely affected by aggressive promotions and price reductions by its competitors. Future changes in the pricing or other marketing strategies of one or more of the Company's competitors could have a material adverse effect on the Company's financial condition and results of operations. As the Company's competitors expand operations, competition can be expected to intensify. Such increased competition could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Competition."

     Food Service Industry. Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographics and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company's can also be materially and adversely affected by publicity resulting from poor food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants or from consumer concerns with respect to the nutritional value of quick-service food. Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses such as the Company's to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in hourly wage and unemployment tax rates), increases in the number and locations of competing quick-service restaurants, regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's financial condition and results of operations in particular. Changes in economic conditions affecting the Company's guests could reduce traffic in some or all of the Company's restaurants or impose practical limits on pricing, either of which could have a material adverse effect on the Company's financial condition and results of operations. The continued success of the Company will depend in part on the ability of the Company's management to anticipate, identify and respond to changing conditions.

     Dependence on Key Personnel. The Company believes that its success will depend in part on the continuing services of its key executives, including William P. Foley II, Chairman of the Board and Chief Executive Officer, C. Thomas Thompson, President and Chief Operating Officer, Robert E. Wheaton, Executive Vice President, Finance, and Rory J. Murphy, Executive Vice President, Restaurant Operations. Mr. Foley also serves as the Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc. ("Fidelity"), and a substantial portion of his time is devoted to Fidelity's business. The loss of the services of any of these executives could have a material adverse effect upon the Company's business, and there can be no assurance that qualified replacements would be available. The Company's continued growth will also depend in part on its ability to attract and retain additional skilled management personnel. See "Management."

     Government Regulation. The restaurant industry is subject to extensive federal, state and local governmental regulations, including those relating to the preparation and sale of food and those relating to building and zoning requirements. The Company and its franchisees are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. The Company is also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect the Company and its franchisees. Many of the Company's employees are paid hourly rates related to the federal and state minimum wage laws. Recent legislation increasing the federal minimum wage as of October 1, 1996 has resulted in higher labor costs to the Company and its franchisees. An additional increase in the federal minimum wage will become effective in September 1997 and there is an initiative on the California state ballot which, if adopted, will increase the state minimum wage in California above the current federal minimum wage. The Company anticipates that increases in the minimum wage may be offset through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to pass such additional costs on to customers in whole or in part. See
"Business -- Government Regulation."

     Litigation. The Company is from time to time the subject of complaints, threat letters and litigation from guests alleging illness, injury or other food quality, health or operational concerns. The Company also is the subject of complaints or allegations from employees and franchisees from time to time. The Company believes that the lawsuits, claims and other legal matters to which it is subject in the course of its business are not material to the Company's financial condition or results of operations, but an existing or future lawsuit or claim could result in an adverse decision against the Company that could have a material adverse effect on the Company's financial condition and results of operations.

     Anti-Takeover Provisions. The Company's Certificate of Incorporation and Bylaws include several provisions and features intended to render more difficult certain unsolicited or hostile attempts to acquire the Company, which the Company believes would divert the attention of the Company's directors, officers and employees and disrupt or adversely affect the Company's operations. These features include, among other things, the establishment of a classified Board of Directors with staggered terms of office, the requirement of a supermajority vote of stockholders to approve certain business combinations, the elimination of the right of stockholders to call special meetings of stockholders or to act by written consent, and advance notice requirements for stockholder proposals and director nominations. In addition, the Board of Directors has the authority, without further action by the Company's stockholders, to issue up to five million shares of preferred stock in one or more series, and to fix the rights, preferences and restrictions thereof. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

     Stock Price Volatility. The market price of the Company's Common Stock has risen substantially since the beginning of fiscal 1996. See "Price Range of Common Stock and Dividend Policy." Quarterly variations in the actual or anticipated results of operations of the Company, its competitors and other companies in the restaurant industry, as well as changes in general conditions in the economy, the financial markets or the quick-service restaurant industry, the failure by the Company to meet securities analysts' expectations, changes in securities analysts' recommendations regarding the Common Stock, the occurrence of natural disasters or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect prevailing market prices for the Company's Common Stock. The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, directly or indirectly, offer, sell, sell short, or otherwise dispose of any shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock, subject to certain limited exceptions. In addition, the Company's directors and officers and the holders of five percent or more of the Company's Common Stock have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Alex. Brown & Sons Incorporated, directly or indirectly sell, sell short, offer, pledge, contract to sell or grant any option to purchase or otherwise dispose of or transfer any shares of Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, including stock options, owned by them (an aggregate of approximately 5.6 million shares as of October 7, 1996). Alex. Brown & Sons Incorporated, at any time and without notice, may release all or any part of the shares from these restrictions. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $79.6 million ($91.6 million if the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $33.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company expects to use approximately $36.0 million of the net proceeds of this offering to repay indebtedness outstanding as of October 7, 1996 under the Company's unsecured credit facility. The indebtedness under the Company's credit facility includes $20.0 million in term loans, the proceeds of which were used to pay outstanding amounts under the Company's former credit facility, and $16.0 million in revolving credit line borrowings used to finance the Company's investment in Casa Bonita. All of the indebtedness under the Company's credit facility currently bears interest at the rate of approximately 7.0% per annum and matures in July 2001. Upon completion of this offering, the Company will have $46.0 million of unused commitments under its revolving credit facility, of which $16.0 million may be used for permitted acquisitions and investments and the remaining $30.0 million may be used for working capital and other general corporate purposes.

     The Company expects to use the balance of the net proceeds of this offering for the development of new Company-operated restaurants, and the continuation of the Company's remodeling and dual-branding programs. Any remaining proceeds will be used for working capital and other general corporate purposes, which may include the repayment of other indebtedness. Although there are no current understandings, agreements or commitments, the Company may consider from time to time acquisitions of, or minority investments in, other complementary businesses. The amounts actually expended for each purpose and the timing of such expenditures will depend upon numerous factors, including the progress and success of the Company's expansion, remodeling and dual-branding programs. Pending use of the net proceeds for the above purposes, the Company intends to invest the net proceeds in investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has been listed on the New York Stock Exchange under the symbol "CKR" since April 25, 1994. Prior to that date, the Company's Common Stock was quoted on the Nasdaq National Market under the symbol "CARL." The following table sets forth, for the periods indicated, the high and low closing sales prices of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape and by the Nasdaq National Market:

                                                                    HIGH       LOW
                                                                   ------     ------
        FISCAL 1995
          First Quarter..........................................  $14.00     $10.13
          Second Quarter.........................................   10.50       7.63
          Third Quarter..........................................    9.13       7.75
          Fourth Quarter.........................................    8.38       6.63
        FISCAL 1996
          First Quarter..........................................  $ 8.13     $ 6.38
          Second Quarter.........................................   11.25       7.38
          Third Quarter..........................................   15.88      11.75
          Fourth Quarter.........................................   17.88      14.38
        FISCAL 1997
          First Quarter..........................................  $24.13     $14.88
          Second Quarter.........................................   28.00      20.50
          Third Quarter (through October 16, 1996)...............   33.75      23.13

     On October 16, 1996, the closing sale price of the Company's Common Stock as reported on the New York Stock Exchange was $33.75 per share. As of October 7, 1996, there were approximately 1,900 holders of record of the Common Stock.

     The Company has followed a policy of paying semi-annual cash dividends of $0.04 per share on the Common Stock in each of the last two fiscal years and has continued such policy during fiscal 1997. On October 1, 1996, the Company declared a $0.04 per share cash dividend, payable on October 25, 1996 to holders of record of Common Stock as of October 11, 1996. Following completion of this offering, the continued payment of dividends on the Common Stock will depend upon the Company's operating results, business requirements and financial condition and such other factors as the Company's Board of Directors considers relevant. The Company's credit facility imposes restrictions on the ability of the Company to make distributions or pay dividends on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company (i) as of August 12, 1996, (ii) on a pro forma basis to give effect to the October 1996 acquisition of Casa Bonita, including the incurrence of indebtedness in connection with such acquisition, and (iii) on a pro forma as adjusted basis to give effect to the receipt and application of the net proceeds from the sale of the shares of Common Stock offered hereby at an assumed offering price of $33.75 per share. The information set forth in the following table should be read in conjunction with the pro forma consolidated financial statements of the Company and the consolidated financial statements of the Company, Casa Bonita and Summit, and related notes, which are included elsewhere or incorporated by reference in this Prospectus:

                                                                  AS OF AUGUST 12, 1996
                                                          -------------------------------------
                                                           ACTUAL    PRO FORMA(1)   AS ADJUSTED
                                                          --------   ------------   -----------
                                                                     (IN THOUSANDS)
Current portion of long-term debt.......................  $  3,486     $ 16,486      $  13,486
Current portion of capital lease obligations............     4,666        4,801          4,801
                                                          --------     --------        -------
  Total short-term debt.................................  $  8,152     $ 21,287      $  18,287
                                                          ========     ========        =======
Long-term debt..........................................  $ 30,230     $ 55,230      $  22,230
Capital lease obligations...............................    48,171       49,404         49,404
                                                          --------     --------        -------
  Total long-term debt..................................    78,401      104,634         71,634
Stockholders' equity:
  Preferred Stock: $0.01 par value, 5,000,000 shares
     authorized; no shares issued or outstanding........        --           --             --
  Common Stock: $0.01 par value, 50,000,000 shares
     authorized; 19,831,469 shares issued and
     outstanding, 22,331,469 shares issued and
     outstanding, as adjusted(2)........................       198          198            223
     Additional paid-in capital.........................    51,142       51,142        130,673
     Retained earnings..................................    77,295       77,295         77,295
     Treasury stock, at cost (670,300 shares)...........    (5,109)      (5,109)        (5,109)
                                                          --------     --------        -------
          Total stockholders' equity....................  $123,526     $123,526      $ 203,082
                                                          --------     --------        -------
               Total capitalization.....................  $201,927     $228,160      $ 274,716
                                                          ========     ========        =======

---------------
(1) Adjusted to give pro forma effect to the acquisition of Casa Bonita as if it had occurred on August 12, 1996. See "Unaudited Pro Forma Combined Condensed Financial Data."

(2) Excludes 4,139,743 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 1,733,011 shares were issuable upon the exercise of stock options outstanding as of August 12, 1996 at a weighted average exercise price of $12.39 per share.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected consolidated financial and operating data for each of the three fiscal years through January 31, 1996 and for the 28 weeks ended August 14, 1995 and August 12, 1996. The data for the three fiscal years have been derived from consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report with respect thereto is included elsewhere in this Prospectus. The consolidated financial data of the Company as of and for the 28 weeks ended August 14, 1995 and August 12, 1996 are derived from unaudited consolidated financial statements of the Company which include all adjustments, consisting only of normal recurring adjustments and accruals, that the Company considers necessary for a fair presentation of its financial position and results of operations for the relevant period. Operating results for the 28 weeks ended August 12, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year ending January 31, 1997 or any other future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus. Selected consolidated financial data for the fiscal years ended January 31, 1992 and January 31, 1993 are included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996, which is incorporated by reference herein.

                                                                                 TWENTY-EIGHT
                                                                                 WEEKS ENDED
                                          FISCAL YEAR ENDED JANUARY 31,    ------------------------
                                          ------------------------------   AUGUST 14,   AUGUST 12,
                                          1994(1)      1995       1996        1995         1996
                                          --------   --------   --------   ----------   -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues:
  Company-operated restaurants..........  $384,859   $370,045   $393,486    $ 207,515    $  239,874
  Franchised and licensed restaurants...    78,635     73,702     71,951       38,150        41,183
                                          --------   --------   --------     --------      --------
       Total revenues...................   463,494    443,747    465,437      245,665       281,057
                                          --------   --------   --------     --------      --------
Operating costs and expenses:
  Company-operated restaurants:
     Food and packaging.................   115,444    111,985    121,029       63,180        73,967
     Payroll and other employee
       benefits.........................   118,774    112,177    109,942       59,272        65,012
     Occupancy and other operating
       expenses.........................    84,890     82,172     82,095       44,255        48,736
                                          --------   --------   --------     --------      --------
                                           319,108    306,334    313,066      166,707       187,715
  Franchised and licensed restaurants...    73,552     69,871     68,839       36,689        39,155
  Advertising expenses..................    19,104     20,148     19,940       10,819        13,470
  General and administrative expenses...    41,222     38,792     37,857       19,632        20,549
                                          --------   --------   --------     --------      --------
       Total operating costs and
          expenses......................   452,986    435,145    439,702      233,847       260,889
                                          --------   --------   --------     --------      --------
Operating income........................    10,508      8,602     25,735       11,818        20,168
Interest expense........................   (10,387)    (9,202)   (10,004)      (5,285)       (4,744)
Other income, net.......................     6,148      2,998      2,222        1,204         1,850
                                          --------   --------   --------     --------      --------
Income before income taxes and
  cumulative effect of change in
  accounting principle..................     6,269      2,398     17,953        7,737        17,274
Income tax expense......................     1,836      1,134      7,001        3,014         6,749
                                          --------   --------   --------     --------      --------
Income before cumulative effect of
  change in accounting principle........     4,433      1,264     10,952        4,723        10,525
Cumulative effect of change in
  accounting principle..................      (768)        --         --           --            --
                                          --------   --------   --------     --------      --------
Net income..............................  $  3,665   $  1,264   $ 10,952    $   4,723    $   10,525
                                          ========   ========   ========     ========      ========
Net income per common and common
  equivalent share(2)...................  $   0.20   $   0.07   $   0.59    $    0.26    $     0.55
                                          ========   ========   ========     ========      ========
Common and common equivalent shares used
  in computing per share amounts........    18,567     18,717     18,679       18,441        19,220
                                          ========   ========   ========     ========      ========

                                                                               TWENTY-EIGHT
                                                                               WEEKS ENDED
                                        FISCAL YEAR ENDED JANUARY 31,    ------------------------
                                        ------------------------------   AUGUST 14,   AUGUST 12,
                                        1994(1)      1995       1996        1995         1996
                                        --------   --------   --------   ----------   -----------
                                                         (DOLLARS IN THOUSANDS)
CARL'S JR. RESTAURANT OPERATING DATA(3):
System-wide restaurant revenues:
     Company-operated restaurants.....  $384,859   $364,278   $389,214    $203,243     $ 233,438
     Franchised and licensed
       restaurants....................   209,114    201,170    193,984     103,208       109,835
                                        --------   --------   --------    --------      --------
          Total system-wide
            revenues..................  $593,973   $565,448   $583,198    $306,451     $ 343,273
                                        ========   ========   ========    ========      ========
Restaurants open (at end of period):
     Company-operated.................       376        383        394         392           404
     Franchised and licensed..........       272        277        273         270           254
                                        --------   --------   --------    --------      --------
          Total.......................       648        660        667         662           658
                                        ========   ========   ========    ========      ========
Average annual sales per Company-
  operated restaurant(4)..............  $    992   $    966   $  1,006    $    966     $   1,067
Percentage increase (decrease) in
  comparable Company-operated
  restaurant sales(5).................      (6.5)%     (3.8)%      4.4%        0.8%         11.3%
CONSOLIDATED BALANCE SHEET
  DATA (AT PERIOD END):
Total assets..........................  $242,135   $244,361   $246,759    $240,208     $ 306,457
Total debt, including current
  portion.............................    79,861     81,618     82,874      89,412        86,553
Stockholders' equity..................    92,076     88,474    101,189      92,762       123,526

---------------
(1) Fiscal 1994 included 53 weeks.

(2) Net income per common and common equivalent share in fiscal 1994 is net of a cumulative effect of a change in accounting principle of $(0.04) per share.

(3) Includes Carl's Jr. restaurant operating data only. Restaurant revenues from Company-operated restaurants exclude revenues of $5.8 million in fiscal 1995 and $4.3 million in both fiscal 1996 and in the 28-week period ended August 14, 1995 from Boston Market stores which are no longer operated by the Company. See Note 2 of Notes to Consolidated Financial Statements. Also excludes $2.2 million and $4.3 million of revenues from the Company's Rally's and Summit operations, respectively, in the 28-week period ended August 12, 1996.

(4) Calculated on a 52- or 53-week trailing basis for all periods presented.

(5) Includes only Carl's Jr. restaurants open throughout the full periods being compared.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and other factors described elsewhere or incorporated by reference in this Prospectus.

OVERVIEW

     The Company owns, operates, franchises and licenses the Carl's Jr. quick-service restaurant concept, which is the seventh largest quick-service hamburger restaurant chain in the United States. As of October 7, 1996, the Carl's Jr. system included 661 restaurants, of which 406 were operated by the Company and 255 were operated by the Company's franchisees and licensees. The Carl's Jr. restaurants are located in the western United States, predominantly in California, and in Mexico and the Pacific Rim. Primarily as a result of recent acquisitions, the Company also operates a total of 236 other restaurants, including 108 Taco Bueno quick-service Mexican food restaurants located in Texas and Oklahoma.

     Background. The first Carl's Jr. restaurant was opened in 1956 by Carl N. Karcher, the Company's founder, in Anaheim, California. After an extended period of growth, the Company made certain strategic decisions and experienced operational difficulties in the early 1990s which adversely impacted the Company's sales and profitability. In response to the introduction of value pricing by its quick-service restaurant competitors, the Company reduced prices and initiated an extensive value-priced menu advertising campaign. Beginning in October 1994, the Company hired a new management team which began implementing a variety of strategic and operational programs designed to revitalize the Carl's Jr. brand and improve financial results. These programs included, among others, a renewed focus on offering superior products, the elimination of most value-priced menu items, a new advertising campaign, a dual-branding program with The Green Burrito and the commencement of a remodeling program for Carl's Jr. restaurants. As a result of these strategies, together with the Company's successful efforts to reduce expenses at both the corporate and operating levels, the Company experienced significant improvements in sales and operating results in fiscal 1996 and the 28-week period ended August 12, 1996. The Company is continuing to implement its dual-branding and remodeling programs and to focus on reducing expenses, and believes it will continue to benefit from such activities in the future.

     Image Enhancement and Dual-Branding Programs. During fiscal 1996, the Company commenced its image enhancement program, aimed at remodeling and revitalizing its Carl's Jr. restaurants. As of October 7, 1996, the Company had remodeled 124 of its Carl's Jr. restaurants and plans to remodel up to an additional 64 Company-operated Carl's Jr. restaurants during the remainder of fiscal 1997 and to complete the remodeling of substantially all of its Company-operated Carl's Jr. restaurants by the end of fiscal 1998. The cost of remodeling ranges from $100,000 to $140,000 for each location. The Company also initiated its Green Burrito dual-branding program during fiscal 1996. As of October 7, 1996, the Company had converted 51 Company-operated Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants and the Company plans to convert up to 16 additional restaurants during the remainder of fiscal 1997 and up to 40 additional restaurants during fiscal 1998. During the 28-week period ended August 12, 1996, post-conversion revenues in the 45 Company-operated restaurants converted to Carl's Jr./Green Burrito dual-brand restaurants (including restaurants converted during the period) were approximately 25% higher than same-store sales in the comparable prior year period. The Company incurs approximately $40,000 to $50,000 in equipment and signage costs in converting its Carl Jr. restaurants into dual-brand restaurants. At the time of the conversions of Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants, the Company intends to remodel such restaurants as described above. See "Business -- Carl's Jr. -- Green Burrito Development Agreement."

     Restaurant Performance. For the trailing 52-week period ended August 12, 1996, the Company's average annual sales per Company-operated Carl's Jr. restaurant was $1,066,900. For the 28-week period ended August 12, 1996, Company-operated Carl's Jr. restaurants generated restaurant-level margins of 22.2%. The Company believes its Company-operated Carl's Jr. restaurants generate strong restaurant-level margins and per-store average sales that are among the highest of the major quick-service hamburger restaurant chains.

     General. The Company's revenues are derived primarily from sales by Company-operated restaurants and revenues from franchisees, including franchise and royalty fees, rentals under real property leases and sales of food and packaging products. Restaurant operating expenses consist primarily of food and packaging costs, payroll and other employee benefits and occupancy and other operating expenses of Company-operated restaurants. Operating costs of the Company's franchised and licensed restaurants include the cost of food and packaging products sold to the Company's franchisees and licensees and lease payments on properties subleased to the Company's franchisees. Other operating expenses, including advertising expenses and general and administrative expenses, relate to Company-operated restaurants as well as franchisee and licensee operations. The Company's revenues and expenses are directly affected by the number and sales volumes of Company-operated restaurants and, to a lesser extent, franchised and licensed restaurants.

     Approximately 78% of the Company's fiscal 1996 revenues from franchised and licensed restaurants were derived from sales of food and packaging products through the Company's distribution operations to its Carl's Jr. franchisees and licensees. The Company's distribution operations support both Company-operated and franchised Carl's Jr. restaurants by maintaining system-wide product quality and consistency and by utilizing volume buying power which the Company believes lowers the costs of food and paper products.

RECENT DEVELOPMENTS

     Casa Bonita. The Company acquired an 80.0% equity interest in Casa Bonita in October 1996. Casa Bonita, which currently operates 108 Taco Bueno restaurants located in Texas and Oklahoma, generated aggregate restaurant revenues of $80.4 million and $43.8 million during its fiscal year ended April 1, 1996 and its 28-week period ended June 24, 1996, respectively. The Company's results of operations include the revenues and expenses of Casa Bonita commencing October 1, 1996. The acquisition was effected by CBI Restaurants, Inc. ("CBI"), a newly-formed corporation in which the Company holds an 80.0% equity interest. CBI paid $42.0 million in cash, which was financed by short-term loans of $9.0 million from the Company, $8.0 million from Fidelity, and $5.0 million from Giant Group, Ltd. The balance of the purchase price, $20.0 million, was financed through the Company's investment of $16.0 million in cash for an 80.0% equity interest in CBI, and Fidelity's investment of $4.0 million in cash for the remaining 20.0% equity interest in CBI. The Company's investment in CBI was funded out of borrowings under the Company's credit facility. William
P. Foley II, the Company's Chief Executive Officer and Chairman of the Board, serves as the Chairman of the Board and Chief Executive Officer of Fidelity. In addition, Daniel D. Lane, the Company's Vice Chairman of the Board, and Frank P. Willey, a director of the Company, serve as directors of Fidelity. See "Unaudited Pro Forma Combined Condensed Financial Data," "Business -- Taco Bueno" and "Management."

     Rally's. The Company owns a minority interest in Rally's, an operator and franchisor of approximately 480 double drive-through restaurants in 19 states, primarily in the Midwest and the Sunbelt. As of October 7, 1996, the Company's investment in Rally's was $5.9 million. During the third quarter of fiscal 1997, the Company began using the equity method of accounting for its investment in Rally's, as a result of which the Company will include in its results of operations its pro rata share of the net income or loss of Rally's. Rally's reported a net loss from operations of $36.5 million and a net loss of $46.9 million for its fiscal year ended December 31, 1995 and a net loss from operations of $1.0 million and net income of $0.9 million (including an extraordinary gain, net of tax, of $4.5 million from the early extinguishment of debt) for its six-month period ended June 30, 1996. There can be no assurance that Rally's will achieve profitability or that the

Company's investment in Rally's will not be impaired. See "Risk Factors -- Risks Associated with Minority Investments."

     The Company and Rally's entered into an operating agreement, effective in July 1996, under which the Company operates 28 Rally's-owned restaurants located in California and Arizona. One of the Rally's restaurants operated by the Company has been converted into a Carl's Jr. "Jr." restaurant, which offers a limited Carl's Jr. menu in a double drive-thru and walk-up service format. The Company is considering converting more of these Rally's restaurants to Carl's Jr. "Jr." restaurants. The Company's results of operations include the revenues and expenses of these 28 restaurants commencing July 1, 1996. There can be no assurance that these restaurants will be operated profitably by the Company.

     Summit. The Company acquired Summit in July 1996. Summit has experienced significant operating losses in recent periods, primarily resulting from continued declining same-store sales in the JB's Restaurants. The Company is currently considering selling or otherwise disposing of its JB's Restaurants and the related franchise system. However, the Company has not entered into any agreements providing for any such transaction and there can be no assurance that the Company will be able to sell or otherwise dispose of such assets for a financial gain, on favorable terms, in a timely manner or at all. The Company's results of operations include the revenues and expenses of Summit's restaurants commencing July 16, 1996. Since completing the acquisition of Summit, the Company has eliminated a substantial portion of Summit's corporate staff, resulting in reduced general and administrative expenses. In addition, the Company has closed four JB's Restaurants. There can be no assurance that Summit will not continue to incur operating losses, or that such operating losses will not have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors -- Uncertainties Relating to Recent Acquisitions."

     Boston West. During fiscal 1996, Boston Pacific contributed a majority of its existing Boston Market restaurant assets to Boston West, which assumed the operations of the existing Boston Market stores and the Company's development obligations under an area development agreement with BCI. The results of operations of the Boston Market stores previously operated by the Company are included in fiscal 1996 only through September 1995. The Company is no longer obligated to contribute capital to Boston West to support its Boston Market development obligations. The Company's investment in Boston West as of August 12, 1996 was $21.9 million, which is recorded at cost and approximates the estimated fair value of the Company's preferred equity units in Boston West. Boston West has incurred significant operating losses, and there can be no assurance that Boston West will achieve profitability, that BCI will continue its support, or that the Company's minority investment in Boston West will not be impaired. See "Risk Factors -- Risks Associated with Minority Investments" and Note 2 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of income for the periods indicated:

                                                                                 TWENTY-EIGHT
                                                  FISCAL YEAR ENDED               WEEKS ENDED
                                                     JANUARY 31,            -----------------------
                                              -------------------------     AUGUST 14,   AUGUST 12,
                                              1994      1995      1996         1995         1996
                                              -----     -----     -----     ----------   ----------
Revenues:
  Company-operated restaurants..............   83.0%     83.4%     84.5%        84.5%        85.3%
  Franchised and licensed restaurants.......   17.0      16.6      15.5         15.5         14.7
                                              -----     -----     -----        -----        -----
     Total revenues.........................  100.0%    100.0%    100.0%       100.0%       100.0%
                                              =====     =====     =====        =====        =====
Operating costs and expenses:
  Company-operated restaurants(1):
     Food and packaging.....................   30.0%     30.3%     30.8%        30.5%        30.9%
     Payroll and other employee benefits....   30.9      30.3      27.9         28.6         27.1
     Occupancy and other operating
       expenses.............................   22.0      22.2      20.9         21.3         20.3
                                              -----     -----     -----        -----        -----
                                               82.9      82.8      79.6         80.4         78.3
  Franchised and licensed restaurants(2)....   93.5      94.8      95.7         96.2         95.1
  Advertising expenses(1)...................    5.0       5.4       5.1          5.2          5.6
  General and administrative expenses.......    8.9       8.7       8.1          8.0          7.3
Operating income............................    2.3       1.9       5.5          4.8          7.2
Interest expense............................   (2.2)     (2.1)     (2.1)        (2.2)        (1.7)
Other income, net...........................    1.3       0.7       0.5          0.5          0.6
                                              -----     -----     -----        -----        -----
Income before income taxes and cumulative
  effect of change in accounting
  principle.................................    1.4       0.5       3.9          3.1          6.1
Income tax expense..........................    0.4       0.2       1.5          1.2          2.4
                                              -----     -----     -----        -----        -----
Income before cumulative effect of change in
  accounting principle......................    1.0       0.3       2.4          1.9          3.7
Cumulative effect of change in accounting
  principle.................................    0.2        --        --           --           --
                                              -----     -----     -----        -----        -----
Net income..................................    0.8%      0.3%      2.4%         1.9%         3.7%
                                              =====     =====     =====        =====        =====

---------------
(1) As a percentage of revenues from Company-operated restaurants.
(2) As a percentage of revenues from franchised and licensed restaurants.

TWENTY-EIGHT WEEKS ENDED AUGUST 12, 1996 COMPARED TO TWENTY-EIGHT
  WEEKS ENDED AUGUST 14, 1995

     REVENUES

     Company-operated Restaurants. Revenues from Company-operated restaurants, comprised mainly of sales from Carl's Jr. restaurants, totaled $239.9 million in the 28-week period ended August 12, 1996, an increase of $32.4 million, or 15.6%, over the prior year period. Carl's Jr. revenues alone accounted for $30.2 million of such increase, while Rally's and Summit accounted for approximately $2.2 million and $4.3 million, respectively, of revenues in the 28-week period ended August 12, 1996, partially offset by Boston Pacific's contribution of $4.3 million of revenues in the prior year period. On a same-store sales basis (calculated using only restaurants in operation for the full periods being compared), revenues from Company-operated Carl's Jr. restaurants increased 11.3% in the 28-week period ended August 12, 1996 as compared with a 0.8% increase in the prior year period. The Company's dual-branding and image enhancement programs and increased advertising contributed to the increase in revenues in the Company-operated Carl's Jr. restaurants. Higher average sales and transaction counts per restaurant and an increase in the number of

Company operated restaurants operating in the fiscal 1997 period as compared with the prior year period contributed to the increase in revenues.

     Franchised and Licensed Restaurants. Revenues from franchised and licensed restaurants for the 28-week period ended August 12, 1996 increased 8.0% to $41.2 million over the prior year period. This increase was due to increased royalties from, and food purchases by, franchisees as a result of higher sales volumes at franchised Carl's Jr. restaurants, partially offset by a decrease in the number of franchised and licensed Carl's Jr. restaurants operating as compared with the prior year period.

     OPERATING COSTS AND EXPENSES

     Company-operated Restaurants. Restaurant-level margins of the Company's restaurant operations increased approximately 2.1% to 21.7% for the 28-week period ended August 12, 1996, as compared with the prior year period. Excluding the effect of the adoption of Statement of Financial Accounting Standards No. 121 during the first quarter of the current year, restaurant-level margins would have been 22.3% for the 28-week period ended August 12, 1996. The restaurant-level margins for the Carl's Jr. operations alone increased 2.2% to 22.2% for the 28-week period ended August 12, 1996 compared to the prior year period. These improved results in the Company's restaurant-level operating margins reflect higher same-store sales and the Company's continued commitment to improve the cost structure of its Carl's Jr. restaurants, particularly in the areas of improving labor productivity and reducing workers' compensation costs. As a percentage of revenues from Company-operated restaurants, payroll and other employee benefits and occupancy and other operating expenses decreased in the 28-week period ended August 12, 1996 as compared with the prior year period. Restaurant-level margins in the first quarter of the prior year were unfavorably impacted by the start-up nature of the Company's Boston Market operations.

     Franchised and Licensed Restaurants. Franchised and licensed restaurant costs followed a comparable pattern to the revenues from franchised and licensed restaurants. These costs increased 6.7% for the current 28-week period over the prior year period. The increase was primarily due to increased food purchases by Carl's Jr. franchisees, and was partially offset by a decrease in the number of franchised and licensed Carl's Jr. restaurants in operation in the current period as compared with the prior year period.

     Advertising Expenses. Advertising expenses, as a percentage of Company-operated restaurant revenues, increased 0.4% to 5.6% for the 28-week period ended August 12, 1996 over the prior year period. Advertising expenses have become increasingly important in the current competitive environment and, as a result, have increased as a percentage of Company-operated restaurant revenues in the current period compared with the prior year period. The Company began its innovative advertising campaign for Carl's Jr. in May 1995, and same-store sales have increased in each consecutive quarter thereafter as compared with the same quarters of the prior year. There can be no assurance that such increases will be sustained.

     General and Administrative Expenses. General and administrative expenses increased $0.9 million to $20.5 million for the 28-week period ended August 12, 1996 over the prior year period. However, as a percentage of total revenues, these expenses decreased 0.7% as compared with the prior year period. The increase in general and administrative expenses in the current fiscal year 28-week period was primarily the result of incentive compensation for regional restaurant management and selected corporate employees in support of higher revenues from Company-operated restaurants and improved restaurant operating performance, increased amortization expense, and various corporate legal expenses. General and administrative expenses were unfavorably impacted in the prior year period by the inclusion of approximately $1.8 million of expenses associated with the Company's Boston Market operations.

     Interest Expense. Interest expense for the 28-week period of the current fiscal year decreased 10.2% to $4.7 million as compared with the prior year period as a result of lower levels of borrowings outstanding and lower interest rates.

     Other Income, Net. Other income, net, was primarily comprised of investment income, interest on notes and leases receivable, gains and losses on sales of restaurants, and other non-recurring income. Other income, net, increased $0.6 million in the 28-week period of fiscal 1997 primarily due to lease income generated from the leasing of certain equipment and real property following the formation of Boston West.

FISCAL 1996 COMPARED TO FISCAL 1995 AND FISCAL 1995 COMPARED TO FISCAL 1994

     REVENUES

     Company-operated Restaurants. Revenues from Company-operated restaurants totaled $393.5 million in fiscal 1996, an increase of $23.4 million, or 6.3%, as compared with the prior fiscal year. This increase was primarily the result of the Company's dual-branding, restaurant remodeling and advertising programs which were implemented in fiscal 1996. Also contributing to the rise in revenues were the efficiencies made in the Carl's Jr. restaurants in the area of speed of service, higher average sales and transaction counts per restaurant and an increase in the number of restaurants in operation in fiscal 1996 as compared with fiscal 1995. On a same-store sales basis, the Company's Carl's Jr. sales, which are calculated using only restaurants open for the full fiscal years being compared, increased 4.4% in fiscal 1996 to $371.9 million. The increase in same-store sales in fiscal 1996 was the first yearly increase in same-store sales experienced by the Company in six years.

     Revenues from Company-operated restaurants were adversely affected in fiscal 1995 by aggressive promotions and price reductions by the Company's principal competitors. The Company experienced lower average sales per restaurant and had fewer restaurants in operation in fiscal 1995 as compared with fiscal 1994. As a result of these factors, revenues from Company-operated restaurants decreased $14.8 million, or 3.8%, from fiscal 1994 to fiscal 1995. Total revenues from Company-operated restaurants for fiscal 1995 also reflected one week's fewer sales than for fiscal 1994 because fiscal 1994 was a 53-week reporting period.

     Franchised and Licensed Restaurants. Revenues from franchised and licensed restaurants decreased 2.4% to $72.0 million in fiscal 1996 and 6.3% to $73.7 million in fiscal 1995. The fiscal 1996 decrease was largely due to lower prices of food and other products supplied to franchisees by the Company, which were passed along to the franchisees. A slight decrease in the number of franchised Carl's Jr. restaurants in operation in fiscal 1996 as compared with fiscal 1995 also contributed to the reduction in revenues. The fiscal 1995 decrease was due primarily to declining franchisee restaurant revenues and lower commodities costs on chicken, beef and tomatoes, which were passed along to the franchisees.

     OPERATING COSTS AND EXPENSES

     Company-operated Restaurants. The Company's efforts to reduce the restaurant-level cost structure of its Carl's Jr. restaurants, which began in fiscal 1994, have resulted in significant improvements in the Company's restaurant-level margins. These margins, as a percentage of revenues from Company-operated restaurants, were 20.4%, 17.2% and 17.1% in fiscal 1996, 1995 and 1994, respectively. The 3.2% restaurant-level margin improvement in fiscal 1996 was primarily attributable to material declines in payroll and other employee benefit costs. The slight improvement in fiscal 1995 over fiscal 1994 was achieved despite Boston Pacific's start-up nature during its first year of operations in fiscal 1995 and a decline in revenues from Company-operated restaurants in fiscal 1995.

     The Company's food and packaging costs have remained relatively consistent at 30.8%, 30.3% and 30.0% of revenues from Company-operated restaurants for fiscal 1996, 1995 and 1994, respectively. During fiscal 1996, food costs increased marginally as a result of the change in the mix of products sold to higher food cost products, such as the Crispy Chicken Sandwiches, which were introduced during the third quarter of fiscal 1996, and the Famous Big Star, which is offered at participating restaurants at $0.99 and is currently the Company's only value-priced product.

     Payroll and other employee benefit costs, as a percentage of revenues from Company-operated restaurants, declined 3.1% in fiscal 1994 to 30.9%, followed by a 0.6% decrease in fiscal 1995 to 30.3% and a further reduction of 2.4% during fiscal 1996 to 27.9%. These significant reductions in payroll and other employee benefit costs were achieved during the past three fiscal years as a result of the Company's continued commitment to improve the cost structure of its Carl's Jr. restaurants. Labor productivity programs were implemented in fiscal 1996 to further decrease costs and to improve direct labor efficiencies. The Company added new safety and other programs in fiscal 1994 which, coupled with changes in state regulations, have resulted in a decrease of work related injuries and reduced the Company's workers' compensation claims and losses during fiscal 1996 and 1995.

     Occupancy and other operating expenses, as a percentage of revenues from Company-operated restaurants, were 20.9%, 22.2% and 22.0% in fiscal 1996, 1995 and 1994, respectively. The decrease in fiscal 1996 was largely due to the Company's efforts to maintain costs at the fiscal 1995 level, which included reducing utility costs through the installation of energy-efficient lighting and a reduction in the cost of certain promotional items offered. Further, since these costs are generally fixed in nature, they decrease as a percentage of Company-operated restaurant revenues as revenues increase. Occupancy and other operating expenses remained relatively flat as a percentage of revenues from Company-operated restaurants from fiscal 1994 to 1995. Rent and selected other increases in fiscal 1995 were more than offset by reductions in repair and maintenance costs.

     Franchised and Licensed Restaurants. Franchised and licensed restaurant costs followed a similar trend over the past three fiscal years to the revenues from franchised and licensed restaurants. These costs decreased 1.5% in fiscal 1996 to $68.8 million, following a 5.0% decrease in fiscal 1995 to $69.9 million. The decrease in fiscal 1996 was primarily attributable to the decrease in the number of franchised restaurants in operation as compared with fiscal 1995. The fiscal 1995 decrease was largely due to lower food costs which were passed along to franchisees, with little change in the number of franchised restaurants.

     Advertising Expenses. Advertising expenses, as a percentage of revenues from Company-operated restaurants, were 5.1%, 5.4% and 5.0% in fiscal 1996, 1995 and 1994, respectively. Advertising expenses have become increasingly important in the current competitive environment and, accordingly, increased as a percentage of revenues from Company operated restaurants in fiscal 1994 and 1995. During fiscal 1996, a new advertising agency was appointed to assist the Company in redirecting its Carl's Jr. marketing programs and restoring its reputation of offering superior quality products. An innovative new advertising campaign was introduced in May 1995 and the Company has seen consecutive quarterly increases in both same-store sales and customer transactions in Company-operated Carl's Jr. restaurants since the start of the campaign. There can be no assurance that such quarterly increases in same-store sales and customer transactions will be sustained.

     General and Administrative Expenses. Excluding the effects of certain nonrecurring charges in fiscal 1995 and 1994, which are discussed below, general and administrative expenses amounted to $37.9 million, $41.5 million and $36.5 million in fiscal 1996, 1995 and 1994, respectively, which represented 8.1%, 9.4% and 7.9%, respectively, of total revenues in those years. During fiscal 1996, the Company benefited, through reduced payroll and employee benefit costs, from various reorganizations and headcount reductions that occurred both in fiscal 1996 and in prior fiscal years. Also contributing to the decrease in general and administrative expenses in fiscal 1996 was the formation in April 1995 of Boston West, whereby this entity assumed the operations of all of the Company's existing Boston Market stores and agreed to fulfill the Company's remaining obligations under its area development agreement with BCI. See Note 2 of Notes to Consolidated Financial Statements. The fiscal 1995 increase was due primarily to start-up costs associated with the Company's Boston Market operations (including the costs to convert seven Carl's Jr. restaurants to Boston Market stores), the write-off of the former Carl's Jr. menu boards and expenses related to the Company's reorganization as a Delaware holding company which was completed during fiscal 1995.

     Included in general and administrative expenses for fiscal 1995 and 1994 were certain nonrecurring charges. Fiscal 1995 general and administrative expenses were reduced by $2.7 million as a result of the reversal of certain previously established lease subsidy reserves in connection with the reacquisition of 12 Carl's Jr. franchised restaurants. In fiscal 1994, these expenses included a $3.0 million charge related to a binding arbitration judgment and a $1.7 million charge representing the net present value of future retirement benefits granted to the Chairman Emeritus in October 1993.

     Interest Expense. Interest expense for fiscal 1996 increased 8.7% to $10.0 million, primarily as a result of higher levels of borrowings outstanding and higher interest rates in fiscal 1996. Interest expense decreased 11.4% to $9.2 million in fiscal 1995 as a result of lower levels of borrowings outstanding in fiscal 1995 as compared with fiscal 1994.

     Other Income, Net. Other income, net, for all periods presented was comprised primarily of investment income, interest on notes and leases receivable, gains and losses on sales of restaurants, and other nonrecurring income. Other income, net, decreased 25.9% in fiscal 1996 to $2.2 million and 51.2% in fiscal 1995 to $3.0 million, largely due to decreases in investment income resulting from lower investment levels after fiscal 1994.

     Effective as of the beginning of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result of adopting this new standard, net unrealized gains and losses on the Company's marketable securities portfolio, which is comprised of securities that are considered available-for-sale, are included in stockholders' equity, while such unrealized gains and losses in fiscal 1994 were included in other income, net. The adoption of this new standard was not material to the Company's consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     For the 28-week period ended August 12, 1996, the Company generated cash flows from operating activities of $31.1 million, compared with $14.0 million for the prior year period. Cash and cash equivalents in the current period decreased $9.5 million from January 29, 1996, as the Company used cash flows from operations to fund capital additions of approximately $19.6 million, to complete the acquisition of Summit for $14.7 million in cash (net of cash acquired) and to repay long-term debt and capital lease obligations, net of new borrowings, of approximately $8.7 million, of which $6.5 million represented the early repayment of certain indebtedness. Also contributing to the decrease in cash and cash equivalents was the purchase of a long-term investment in Rally's for approximately $4.1 million during the first quarter of fiscal 1997. The decrease in cash and cash equivalents was partially offset by cash in the amount of approximately $3.3 million generated from the sale of property and equipment, collections on notes receivable and related party notes receivable of approximately $1.0 million and the exercise of stock options, which generated approximately $1.0 million. Total cash and cash equivalents available to the Company as of August 12, 1996 was $18.3 million, which included $4.4 million invested in marketable securities.

     Effective August 12, 1996, the Company entered into a new Credit Agreement with a group of financial institutions. Under the terms of the Credit Agreement, the Company borrowed the principal amount of $20.0 million under a five-year, fully amortizing term loan, the proceeds of which were used to repay existing indebtedness. The Credit Agreement also provides the Company with (i) a revolving credit facility for working capital and other general corporate purposes, under the terms of which the Company may borrow from time to time up to $30.0 million (including a letter of credit subfacility of up to $20.0 million), and (ii) a revolving credit facility for the purpose of financing investments in and acquisitions of other companies, under the terms of which the Company may borrow from time to time up to $25.0 million. The Company borrowed $25.0 million under this revolving credit facility in connection with the acquisition of Casa Bonita on October 1, 1996, which amount, together with the outstanding principal amount of the term loan, is expected to be repaid from the net proceeds of this offering. See "Use of Proceeds." The amounts advanced to the Company under the revolving acquisition facility will convert after two years into a three-year, fully amortizing term loan. The Company's revolving credit facility matures on July 31, 2001. After giving effect to the receipt of the net proceeds of this offering and the application of such proceeds to pay indebtedness, the Company will have an aggregate of $55.0 million in borrowings available to it under its credit facility, of which $30.0 million will be available for working capital and other general corporate purposes and $25.0 million will be available for permitted acquisitions of, or investments in, other companies.

     The Credit Agreement also includes customary affirmative and negative covenants which, among other things, restrict the Company's ability to (i) incur or create indebtedness on or with respect to its properties, (ii) incur additional indebtedness, (iii) merge or consolidate with other entities, (iv) sell assets and (v) declare or pay dividends or repurchase shares of capital stock, subject in each of the foregoing cases to certain exceptions. In addition, the Credit Agreement requires the Company to maintain certain specified financial ratios and operating results.

     The Company's primary source of liquidity is its revenues from Company-operated restaurants, which are generated in cash. Future capital needs will arise primarily for the construction of new Carl's Jr. restaurants, the remodeling of existing restaurants and the conversion of certain restaurants to the Carl's Jr./Green Burrito dual-brand concept. The Company plans to open up to 11 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 30 new Carl's Jr. restaurants in fiscal 1998. The Company also intends to open up to seven new Taco Bueno restaurants in fiscal 1998. During the remainder of fiscal 1997, the Company expects to remodel up to 64 of its existing Carl's Jr. restaurants under the Company's image enhancement program and to convert up to 16 of its Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants.

     Total capital expenditures aggregated approximately $19.6 million during the 28-week period ended August 12, 1996 and are estimated to aggregate approximately $18.0 million for the remainder of fiscal 1997. The Company believes that the net proceeds from this offering, together with cash generated from its restaurant operations, cash and marketable securities on hand and amounts available under the Company's credit facility, will be sufficient to finance its capital requirements for at least the next 12 months. If those sources of capital are insufficient to satisfy the Company's capital spending and working capital requirements, or if the Company determines to make any significant acquisitions of or investments in other businesses, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. The sales, if any, of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders.

IMPACT OF INFLATION

     Management recognizes that inflation has an impact on food, construction, occupancy, labor and benefit costs, all of which can significantly affect the Company's operations. Historically, the Company has been able to pass any higher costs due to these inflationary factors along to its customers because those factors have impacted nearly all restaurant companies. Recently, however, management has emphasized cost controls rather than price increases, given the competitive pressure within the quick-service restaurant industry.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires the assessment of certain long-lived assets for possible impairment when events or circumstances indicate their carrying amounts may not be recoverable. The adoption of SFAS 121 resulted in a $1.3 million noncash pretax charge, equivalent to $0.04 per share, to restaurant operations in the first quarter of fiscal 1997.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), effective for fiscal years beginning after December 15, 1995. SFAS 123 establishes the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of the stock option at the grant date and the number of options vested, and is recognized over the periods in which the related services are rendered. If the Company were to retain its current intrinsic value based method, as allowed by SFAS 123, it would be required to disclose the pro forma effect of adopting the fair value based method for all stock options granted in fiscal years beginning after December 14, 1994. The Company has decided to retain its current intrinsic value based method and to disclose the pro forma effect; however, the Company has not yet completed all of the analysis required to estimate the impact of this new statement.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following Unaudited Pro Forma Combined Condensed Financial Statements are based upon the consolidated financial statements of the Company and are adjusted to give effect to the acquisitions of Casa Bonita and Summit by the Company (the "Acquisitions"). Casa Bonita was acquired on October 1, 1996 and Summit was acquired on July 15, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."

     The Unaudited Pro Forma Combined Condensed Balance Sheet as of August 12, 1996 gives effect to the Casa Bonita acquisition as if it had occurred on such date and was prepared based upon the consolidated balance sheets of the Company (including Summit) as of August 12, 1996 and of Casa Bonita as of June 24, 1996. The Unaudited Pro Forma Combined Condensed Statements of Operations for the fiscal year ended January 31, 1996 and for the 28 weeks ended August 12, 1996 give effect to the Acquisitions as if they had occurred on February 1, 1995. The Unaudited Pro Forma Combined Condensed Statement of Operations for the fiscal year ended January 31, 1996 was prepared based upon the consolidated statements of operations of the Company for the fiscal year ended January 31, 1996, of Summit for the 52 weeks ended March 11, 1996 and of Casa Bonita for the fiscal year ended April 1, 1996. The Unaudited Pro Forma Combined Condensed Statement of Operations for the 28 weeks ended August 12, 1996 was prepared based upon the consolidated statements of operations of the Company for the 28 weeks ended August 12, 1996, of Summit for the 26 weeks ended July 15, 1996 and of Casa Bonita for the 28 weeks ended June 24, 1996.

     The Unaudited Pro Forma Combined Condensed Financial Statements are provided for comparative purposes only and are not necessarily indicative of the results of operations or financial position of the combined companies that would have occurred had the Acquisitions occurred at the beginning of the periods presented or on the date indicated, nor are they necessarily indicative of future operating results or financial position. The unaudited pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The Unaudited Pro Forma Combined Condensed Financial Statements and the related notes thereto should be read in conjunction with the Company's consolidated financial statements and the consolidated financial statements of Summit and Casa Bonita included elsewhere or incorporated by reference in the Registration Statement.

     The Acquisitions were or will be accounted for using the purchase method of accounting. Accordingly, the Company's cost to acquire Summit and Casa Bonita were or will be allocated to the assets acquired and liabilities assumed according to their respective fair values. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase allocation adjustments made in connection with the preparation of the Unaudited Pro Forma Combined Condensed Financial Statements are preliminary, and have been made solely for the purpose of preparing such Unaudited Pro Forma Combined Condensed Financial Statements.

     The Unaudited Pro Forma Combined Condensed Financial Statements do not reflect certain cost savings that the Company expects to be realized primarily through elimination of certain duplicative administrative costs. No assurances can be made as to the amount of cost savings, if any, that actually will be realized.

                             CKE RESTAURANTS, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             AS OF AUGUST 12, 1996
                                 (IN THOUSANDS)

                                                HISTORICAL
                                      -------------------------------
                                                   CASA                  PRO FORMA
                                       CKE AT    BONITA AT              ACQUISITION
                                      8/12/96     6/24/96    COMBINED   ADJUSTMENTS      PRO FORMA
                                      --------   ---------   --------   -----------      ---------
ASSETS
Cash and cash equivalents...........  $ 18,333    $   993    $ 19,326    $      --       $ 19,326
Accounts receivable.................     7,025         76       7,101           --          7,101
Related party notes receivable......     1,360     16,981      18,341      (16,981)(d)      1,360
Inventories.........................     7,973        707       8,680           --          8,680
Deferred income taxes, net..........    15,088      1,328      16,416           --         16,416
Other current assets and prepaid
  expenses..........................     7,193        114       7,307           --          7,307
                                      --------    -------    --------     --------       --------
          Total current assets......    56,972     20,199      77,171      (16,981)        60,190
Property and equipment, net.........   169,077     34,409     203,486        8,750(g)     212,236
Property under capital leases,
  net...............................    34,257        715      34,972           --         34,972
Long-term investments...............    26,041         --      26,041           --         26,041
Notes receivable....................     7,713         --       7,713           --          7,713
Related party notes receivable......       715         --         715           --            715
Other assets........................    11,682        783      12,465        5,647(h)      18,112
                                      --------    -------    --------     --------       --------
          Total assets..............  $306,457    $56,106    $362,563    $  (2,584)      $359,979
                                      ========    =======    ========     ========       ========
LIABILITIES
Current portion of long-term debt...  $  3,486    $    --    $  3,486    $  13,000(f)    $ 16,486
Current portion of capital lease
  obligations.......................     4,666        135       4,801           --          4,801
Accounts payable....................    22,611      1,613      24,224           --         24,224
Other current liabilities...........    48,488      7,020      55,508        1,100(h)      56,608
                                      --------    -------    --------     --------       --------
          Total current
            liabilities.............    79,251      8,768      88,019       14,100        102,119
Long-term debt......................    30,230         --      30,230       25,000(e)      55,230
Capital lease obligations...........    48,171      1,233      49,404           --         49,404
Related party notes payable.........        --     31,588      31,588      (31,588)(d)         --
Other long-term liabilities.........    25,279        421      25,700           --         25,700
                                      --------    -------    --------     --------       --------
          Total liabilities.........   182,931     42,010     224,941        7,512        232,453
Minority interest...................        --         --          --        4,000(j)       4,000
Stockholders' equity................   123,526     14,096     137,622      (14,096)(c)    123,526
                                      --------    -------    --------     --------       --------
          Total liabilities and
            stockholders' equity....  $306,457    $56,106    $362,563    $  (2,584)      $359,979
                                      ========    =======    ========     ========       ========

See accompanying notes to unaudited pro forma combined condensed financial data.

                             CKE RESTAURANTS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               HISTORICAL
                                  ------------------------------------
                                      CKE        SUMMIT    CASA BONITA
                                  FISCAL YEAR   52 WEEKS   FISCAL YEAR               PRO FORMA
                                     ENDED       ENDED        ENDED                 ACQUISITION           PRO
                                    1/31/96     3/11/96      4/1/96      COMBINED   ADJUSTMENTS          FORMA
                                  -----------   --------   -----------   --------   -----------         --------
Total revenues..................   $ 465,437    $120,897     $80,381     $666,715     $    --           $666,715
Operating costs and expenses:
  Company-operated restaurants:
     Food and packaging.........     121,029      39,563      22,392      182,984          --            182,984
     Payroll and other employee
       benefits.................     109,942      41,977      23,457      175,376      (1,600)(a)        173,776
     Occupancy and other
       operating expenses.......      82,095      32,208      20,711      135,014         103(g)         135,117
  Franchised and licensed
     restaurants................      68,839         194          --       69,033          --             69,033
  Advertising expenses..........      19,940       3,316       5,033       28,289          --             28,289
  General and administrative
     expenses...................      37,857       9,845       4,409       52,111         265(b)(h)       52,376
                                    --------    --------     -------     --------     -------           --------
     Total operating costs and
       expenses.................     439,702     127,103      76,002      642,807      (1,232)           641,575
                                    --------    --------     -------     --------     -------           --------
Operating income (loss).........      25,735      (6,206)      4,379       23,908       1,232             25,140
Interest expense................     (10,004)     (1,375)     (3,180)     (14,559)        (55)(d)(e)(f)  (14,614)
Gain on sale of long-term
  investment....................          --       3,959          --        3,959          --              3,959
Other income, net...............       2,222         400         409        3,031        (151)(d)          2,880
                                    --------    --------     -------     --------     -------           --------
Income (loss) before income
  taxes.........................      17,953      (3,222)      1,608       16,339       1,026             17,365
Income tax expense (benefit)....       7,001         900         509        8,410      (1,464)(i)          6,946
                                    --------    --------     -------     --------     -------           --------
Net income (loss) before
  minority interest.............      10,952      (4,122)      1,099        7,929       2,490             10,419
Minority interest...............          --          --          --           --        (370)(j)(k)        (370)
                                    --------    --------     -------     --------     -------           --------
Net income (loss)...............   $  10,952    $ (4,122)    $ 1,099     $  7,929     $ 2,120           $ 10,049
                                    ========    ========     =======     ========     =======           ========
Net income per common and common
  equivalent share..............   $    0.59                                                            $   0.52
                                    ========                                                            ========
Common and common equivalent
  shares used in computing per
  share amounts.................      18,679                                                              19,181
                                    ========                                                            ========

See accompanying notes to unaudited pro forma combined condensed financial data.

                             CKE RESTAURANTS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE 28 WEEKS ENDED AUGUST 12, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          HISTORICAL
                               ---------------------------------
                                 CKE       SUMMIT    CASA BONITA
                               28 WEEKS   26 WEEKS    28 WEEKS                 PRO FORMA
                                ENDED      ENDED        ENDED                 ACQUISITION
                               8/12/96    7/15/96      6/24/96     COMBINED   ADJUSTMENTS           PRO FORMA
                               --------   --------   -----------   --------   -----------           ---------
Total revenues...............  $281,057   $68,732      $43,806     $393,595     $    --             $393,595
Operating costs and expenses:
  Company-operated
     restaurants:
     Food and packaging......    73,967    22,150       12,366      108,483          --              108,483
     Payroll and other
       employee benefits.....    65,012    23,662       13,081      101,755      (1,600)(a)          100,155
     Occupancy and other
       operating expenses....    48,736    18,981       10,704       78,421          56(g)            78,477
  Franchised and licensed
     restaurants.............    39,155       130           --       39,285          --               39,285
  Advertising expenses.......    13,470       389        2,855       16,714          --               16,714
  General and administrative
     expenses................    20,549     6,060        2,214       28,823         142(b)(h)         28,965
                               --------   -------      -------     --------     -------             --------
          Total operating
            costs
            and expenses.....   260,889    71,372       41,220      373,481      (1,402)             372,079
                               --------   -------      -------     --------     -------             --------
Operating income (loss)......    20,168    (2,640)       2,586       20,114       1,402               21,516
Interest expense.............    (4,744)     (711)      (1,649)      (7,104)        (88)(d)(e)(f)     (7,192)
Other income, net............     1,850       242           93        2,185        (107)(d)            2,078
                               --------   -------      -------     --------     -------             --------
Income (loss) before income
  taxes......................    17,274    (3,109)       1,030       15,195       1,207               16,402
Income tax expense
  (benefit)..................     6,749      (200)         430        6,979        (418)(i)            6,561
                               --------   -------      -------     --------     -------             --------
Net income (loss) before
  minority interest..........    10,525    (2,909)         600        8,216       1,625                9,841
Minority interest............        --        --           --           --        (191)(j)(k)          (191)
                               --------   -------      -------     --------     -------             --------
Net income (loss)............  $ 10,525   $(2,909)     $   600     $  8,216     $ 1,434             $  9,650
                               ========   =======      =======     ========     =======             ========
Net income per common and
  common equivalent share....  $   0.55                                                             $   0.49
                               ========                                                             ========
Common and common equivalent
  shares used in computing
  per share amounts..........    19,220                                                               19,638
                               ========                                                             ========

See accompanying notes to unaudited pro forma combined condensed financial data.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                            CONDENSED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

SUMMIT PRO FORMA ACQUISITION ADJUSTMENTS

     See "Business -- Investments in Other Restaurant Concepts" for a description of the acquisition of Summit.

     (a) To exclude $1,600 of change of control and severance costs for employees of Summit who have been terminated and which are included in Summit's results of operations for the 52 weeks ended March 11, 1996 and the 26 weeks ended July 15, 1996, respectively, as a non-recurring charge.

     (b) To record the impact to goodwill amortization expense of $77 and $41 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively, for the recording of $2,300 of excess of consideration paid over fair value of net assets acquired (included in the August 12, 1996 Unaudited Pro Forma Combined Condensed Balance Sheet) amortized over thirty years.

CASA BONITA PRO FORMA ACQUISITION ADJUSTMENTS

     The Unaudited Pro Forma Combined Condensed Financial Statements have been prepared to reflect the Company's acquisition of an 80.0% equity interest in Casa Bonita. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments" for a description of the acquisition of Casa Bonita.

     (c) The Unaudited Pro Forma Combined Condensed Balance Sheet has been adjusted to eliminate the stockholder's equity of Casa Bonita.

     (d) To eliminate the related party note receivable of $16,981 and notes payable of $31,588 cancelled prior to the acquisition as well as to exclude the related interest income of $151 and $107 and the related interest expense of $2,995 and $1,554 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively.

     (e) To record long-term borrowings by the Company of $25,000 which bear interest at 7.0% per annum and to record interest expense of $1,750 and $942 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively.

     (f) To record short-term borrowings by CBI of $13,000 which bear interest at 10.0% per annum and to record interest expense of $1,300 and $700 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively.

     (g) To increase land by $5,688 and buildings by $3,062 to their respective estimated fair values, and to record the impact to depreciation expense of $103 and $56 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively, for the estimated increase in the building value depreciated over thirty years.

     (h) To record $5,647 for the excess of consideration paid over the fair value of net assets acquired and reserve $1,100 for estimated store closure reserves ($800) and relocation costs ($300), and to record the goodwill amortization of $188 and $101 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively, amortized over thirty years.

     (i) To record the income tax effects of the pro forma adjustments and consolidation of the entities so as to affect a pro forma tax rate of 40.0%.

     (j) To record the 20.0% minority interest in Casa Bonita ($4,000) and the minority interest in Casa Bonita's historical net income ($220 and $120 for the fiscal year ended January 31, 1996 and the 28 weeks ended August 12, 1996, respectively).

     (k) To record the 20.0% minority interest for adjustments (d), (f), (g) and
         (h) above, tax effected at 40.0%.

                                    BUSINESS

OVERVIEW

     The Company owns, operates, franchises and licenses the Carl's Jr. quick-service restaurant concept, which is the seventh largest quick-service hamburger restaurant chain in the United States. As of October 7, 1996, the Carl's Jr. system included 661 restaurants, of which 406 were operated by the Company and 255 were operated by the Company's franchisees and licensees. The Carl's Jr. restaurants are located in the western United States, predominantly in California, and in Mexico and the Pacific Rim. Primarily as a result of recent acquisitions, the Company also operates a total of 236 other restaurants, including 108 Taco Bueno quick-service Mexican food restaurants located in Texas and Oklahoma.

     The first Carl's Jr. restaurant was opened in 1956 by Carl N. Karcher, the Company's founder, in Anaheim, California. After an extended period of growth, the Company made certain strategic decisions and experienced certain strategic and operational difficulties in the early 1990s which adversely impacted the Company's sales and profitability. In response to the introduction of value pricing by its quick-service restaurant competitors, the Company reduced prices and initiated an extensive value-priced menu advertising campaign. Beginning in October 1994, the Company hired a new management team which began implementing a variety of strategic and operational programs designed to revitalize the Carl's Jr. brand and improve financial results. These programs included, among others, a renewed focus on offering superior products, the elimination of most value-priced menu items, a new advertising campaign, a dual-branding program with The Green Burrito and the commencement of a remodeling program for Carl's Jr. restaurants. As a result of these strategies, together with the Company's successful efforts to reduce expenses at both the corporate and operating levels, the Company experienced significant improvements in sales and operating results in fiscal 1996 and the 28-week period ended August 12, 1996. The Company is continuing to implement its dual-branding and remodeling programs and to focus on reducing expenses, and believes it will continue to benefit from such activities in the future.

BUSINESS STRATEGY

     The Company's objective is to enhance and reinforce its position as one of the leading operators of quick-service restaurants within its targeted markets. The Company's current management team has implemented a business strategy which has revitalized the Carl's Jr. brand and increased sales and profitability. The Company believes that certain elements of this business strategy can be used successfully to improve the financial performance and revitalize the brands of its recent acquisitions. Key elements of the Company's business strategy are as follows:

     Established, Differentiated Brand. The Company is committed to further developing established restaurant brands that have a strong consumer identity in regional markets and target a specific market niche. With over 40 years of operation, Carl's Jr. is a distinct and identifiable brand and its Happy Star logo is widely recognized in its core markets. Unlike many quick-service restaurants which emphasize lower prices, Carl's Jr. restaurants focus on offering customers a higher quality dining experience at a reasonable price. The Company believes that Carl's Jr.'s superior food quality, generous portions, broad menu and attentive customer service differentiate it from its competitors and are critical to its success.

     Maintain Efficient Operations. The Company believes its operating and distribution systems, experienced restaurant-level management and strong employee training programs are critical to its ability to achieve strong Carl's Jr. restaurant-level margins. The Company has designed and implemented restaurant managerial and operating procedures that enable it to control expenses while improving food quality and customer service. The Carl's Jr. distribution system takes advantage of volume purchasing of food and supplies and provides system-wide consistency and economies of scale. To develop and motivate its restaurant managers, the Company offers performance-based incentive compensation and opportunities for advancement.

     Continue Dual-Branding Programs. The Company believes dual-branding programs increase sales and customer counts by offering its customers an additional distinct concept and a separate menu at a single restaurant location, without requiring a substantial investment or significantly increasing operating complexities. The Company believes that its dual-branding program with The Green Burrito has attracted new customers while increasing the frequency of customer visits at converted restaurants. The Company plans to aggressively continue the conversion of Carl's Jr. restaurants to the Carl's Jr./Green Burrito concept and is considering dual-branding certain of its recently acquired Taco Bueno restaurants with other quick-service restaurant concepts.

     Innovative Advertising. The Company is committed to aggressively promoting and enhancing its brand awareness through innovative advertising. In early 1995, the Company discontinued its value pricing strategy for Carl's Jr. and focused its advertising programs on building the Carl's Jr. brand by emphasizing the key differentiating attributes of its concept. Since the start of this innovative advertising campaign, the Company has experienced five consecutive quarterly increases in both Company-operated Carl's Jr. same-store sales and customer transactions as compared to prior years.

     Continue Development of Extensive Franchise System. The Company's franchise strategy is to increase market penetration without increasing the total capital required by the Company for development of new restaurants. The Company has developed a strong Carl's Jr. franchise system by attracting franchisees with experience in multi-unit restaurant operations and ensuring that each franchisee adheres to the Company's high operating and quality standards. The Company believes that the recent strong sales results in the Carl's Jr. system will attract new franchisees and encourage existing franchisees to open new restaurants. To support its franchisees, reduce food costs and ensure consistent food quality, the Company operates a distribution center that provides its Carl's Jr. franchisees with virtually all of their primary food products and supplies. The Company is also considering franchising certain of its recently acquired concepts.

GROWTH STRATEGY

     The Company is currently pursuing a strategy of growth and expansion through (i) increasing sales and profitability at its existing restaurants, (ii) the opening of both Company-operated and franchised restaurants in existing and new markets, and (iii) the acquisition of, or minority investments in, similar concepts to create new avenues for growth.

     Increasing Restaurant Sales and Profitability. The Company believes it can increase consumer awareness, restaurant sales and profitability by continuing its dual-branding strategy, completing its remodeling and image enhancement programs and expanding its advertising and marketing program. The Company's agreement with GB Foods provides for an aggregate of 200 dual-brand conversions by July 2000 at a rate of 40 conversions per year. As of October 7, 1996, the Company had converted 51 Company-operated Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants and the Company plans to convert up to 16 additional restaurants during the remainder of fiscal 1997 and up to 40 additional restaurants during fiscal 1998. During the 28-week period ended August 12, 1996, post-conversion revenues in the 45 Company-operated restaurants converted to Carl's Jr./Green Burrito dual-brand restaurants (including restaurants converted during the period) were approximately 25% higher than same-store sales in the comparable prior year period. The Company incurs approximately $40,000 to $50,000 in equipment and signage costs in converting its Carl Jr. restaurants to dual-brand restaurants. At the time of the conversions of Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants, the Company intends to remodel such restaurants. See
"Business -- Carl's Jr. -- Green Burrito Development Agreement." The Company is also considering dual-branding certain of its recently acquired Taco Bueno restaurants with other quick-service restaurant concepts.

     The Company is currently remodeling Company-operated Carl's Jr. restaurants with a fresher, more contemporary look. As of October 7, 1996, the Company had remodeled 124 of its Carl's Jr.

restaurants and plans to remodel up to an additional 64 of its Carl's Jr. restaurants during the remainder of fiscal 1997 and to complete the remodeling of substantially all of its Company-operated Carl's Jr. restaurants by the end of fiscal 1998. In accordance with the Company's franchise agreements, the Company's franchisees will have until August 1999 to remodel their restaurants. The Company is also in the process of enhancing the Taco Bueno brand image with new signage and menu boards and is considering a more extensive remodeling program.

     The Company also plans to continue its advertising campaign with innovative television commercials emphasizing the Carl's Jr. brand and its quality products. Based upon the success of its advertising campaign, most of the Company's franchisees have agreed to increase their contributions for marketing and advertising, and the Company plans to partially match such contributions.

     Opening New Restaurants. The Company intends to accelerate its expansion program by opening new restaurants in both traditional, freestanding structures and alternative formats. The Company has opened four new Carl's Jr. restaurants during fiscal 1997 and presently anticipates that it will open up to 11 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 30 new Carl's Jr. restaurants and up to seven new Taco Bueno restaurants during fiscal 1998. The Company's franchisees and licensees have opened seven new Carl's Jr. restaurants during fiscal 1997, and the Company presently anticipates that its franchisees and licensees will open up to 12 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 15 new Carl's Jr. restaurants during fiscal 1998.

     The Company believes that its existing core and developing markets offer significant growth opportunity for both Company-operated and franchised restaurant development. The Company's expansion strategy is designed to increase market penetration and consumer awareness, thereby enabling the Company to take advantage of operational and advertising efficiencies through restaurant clustering within television markets. The Company believes that increases in average restaurant sales can be achieved in those markets in which it can open multiple restaurants. The Company will attempt to attract new qualified franchisees and encourage existing franchisees to open additional restaurants, and the Company will continue to co-develop markets with its franchisees. In determining which new markets to develop, the Company considers many factors, including the size of the market, demographic trends, competition, and real estate availability and pricing.

     Pursuing Complementary Acquisitions. The Company also seeks to enhance its growth and expansion through selective acquisitions of, or minority investments in, other restaurant concepts. When evaluating possible acquisitions and investments, the Company identifies (i) similar concepts for conversion to Carl's Jr. restaurants, (ii) underperforming brands that the Company believes can be turned around by improving unit economics and reducing overhead and (iii) restaurant concepts that the Company believes present the potential for an additional growth vehicle. See "Risk Factors -- Risks Associated with Acquisitions."

     The Company intends to apply certain elements of its business strategy used to improve the performance of its Carl's Jr. restaurants to its recent and future acquisitions. In addition, the Company believes that its efficient operating systems and established corporate infrastructure will enable it to improve restaurant-level margins and eliminate redundant corporate functions at companies which it acquires or in which it makes a significant investment.

CARL'S JR.

     Concept. The Company believes that its Carl's Jr. restaurants' superior food quality, diverse menu and attentive customer service differentiate the Company from its competitors and are critical to its success. Unlike many quick-service restaurants which emphasize lower prices, Carl's Jr. restaurants focus on offering customers a higher quality dining experience at a reasonable price. Carl's Jr. charbroiled hamburgers, chicken sandwiches and signature items are generally made-to-order, meet exacting quality standards and are offered in generous portions. Carl's Jr.'s diverse menu and all-you-can-eat salad bar appeal to a broad audience but remain sufficiently limited to maintain both a distinct identity and operational efficiencies. By providing partial table service, unlimited drink refills and an attractive restaurant decor, Carl's Jr. restaurants offer a pleasant, customer-friendly environment. The Company believes that its focus on customers and customer service, superior food quality and generous portions enables the Carl's Jr. restaurants to maintain a strong price-value image with its customers.

     Menu and Restaurant Design. Carl's Jr. restaurants offer a variety of products that have a strong reputation for quality and taste. The Carl's Jr. menu is relatively uniform throughout the chain and features several charbroiled hamburgers and chicken sandwiches, including the Famous Big Star, Western Bacon Cheeseburger(R), Super Star(R), Charbroiler Chicken Sandwiches(R) and the Crispy Chicken Sandwiches. Other entrees include a fish sandwich, baked potatoes and prepackaged salads. Side orders, such as french fries, onion rings and fried zucchini, are also offered. Most restaurants also have a breakfast menu including eggs, bacon, sausage, French Toast Dips(R), the Sunrise Sandwich(R) and a breakfast burrito. In addition, the restaurants sell a variety of promotional products on a limited basis. The Company was also among the first to offer self-service salad bars and all-you-can-drink beverage bars.

     Most Carl's Jr. restaurants are freestanding, ranging in size from 2,500 to 4,000 square feet, with a seating capacity of 65 to 115 persons and drive-thru facilities. Some restaurants are located in shopping malls and other in-line facilities. Currently, several building designs and floor plans are in use system-wide, depending upon operational needs, local zoning requirements and real estate availability.

     The Company is currently remodeling its Carl's Jr. restaurants to provide them with a fresh, contemporary look. Exterior improvements include brighter colors, red awnings and a large, tilted Happy Star logo. The new interiors feature the same fresh colors, food murals, display cases for salads and desserts and accent lighting throughout the dining area. The Company believes that its new restaurant design will further increase the consumer's awareness of the Carl's Jr. brand.

     Operations. The Company strives to maintain high standards in all materials used by its restaurants, as well as the operations related to food preparation, service and cleanliness. Hamburgers and chicken sandwiches at Carl's Jr. restaurants are generally prepared or assembled after the customer has placed an order and are served promptly. Hamburger patties and chicken breasts are charbroiled in a gas-fired double broiler that sears the meat on both sides. The meat is conveyed through the broiler automatically to maintain uniform heating and cooking time.

     Each Company-operated Carl's Jr. restaurant is operated by a manager who has received 13 to 17 weeks of management training. This training program involves a combination of classroom instruction and on-the-job training in specially designated training restaurants. Other restaurant employees are trained by the restaurant manager in accordance with Company guidelines. Restaurant managers are supervised by district managers, each of whom is responsible for 11 to 14 restaurants. Approximately 35 district managers are under the supervision of four regional vice presidents, all of whom regularly inspect the operations in their respective districts and regions.

     Distribution. The Company purchases most of the primary food products and packaging supplies used in the Carl's Jr. restaurant system and warehouses and distributes such items to both Company-operated and franchised Carl's Jr. restaurants. Although not required to do so, substantially all of the Company's Carl's Jr. franchisees purchase most of their supplies from the Company. The Company is one of the few businesses in the quick-service restaurant industry that has elected not to outsource all of its distribution activities. The Company believes that its purchasing and distribution activities enable it to provide better service to the Carl's Jr. restaurants than outsourcing such activities to third parties who may serve several other quick-service restaurants. The Company's purchasing and distribution activities also enable the Company to provide adequate quantities of food and supplies at competitive prices and to generate revenues from franchisees by adding a nominal mark-up to cover the direct costs. The Company seeks competitive bids from suppliers on many of its food products, approves suppliers of those products and requires them to adhere to product specifications established by the Company. Whenever possible, the Company negotiates sole source contracts for particular products which tend to produce deeper discounts.

     The Company operates a distribution center at its corporate headquarters in Anaheim, California and a smaller distribution facility in Manteca, California. The food products and supply items are distributed to Carl's Jr. restaurants, generally twice a week, by refrigerated trucks leased and operated by the Company.

     Green Burrito Development Agreement. Dual-branding is an emerging concept in the quick-service restaurant industry that allows a single restaurant to offer consumers two distinct brand menus. In May 1995, the Company entered into a five-year agreement with GB Foods, the operator and franchisor of The Green Burrito quick-service Mexican food concept, to offer the Green Burrito as a second brand menu at selected Carl's Jr. locations. The Company believes that Green Burrito's position in the popular Mexican food segment and its dinner menu orientation complement the Carl's Jr. menu. Customers of the Carl's Jr./Green Burrito dual-brand restaurants are able to order items from both the Carl's Jr. menu board and the Green Burrito menu board from the same counter and both menus are available to customers utilizing the drive-thru. The Green Burrito menu offered at the dual-brand restaurants features a broad range of traditional Mexican food items, including burritos, tostadas, enchiladas, tacos and chile rellenos. A variety of condiments such as jalapeno peppers, hot sauce and mild and hot salsa are available at self-serve salsa bars so that customers can spice and garnish their meals according to individual taste. The Company believes that this dual-branding program has attracted new customers while increasing the frequency of customer visits at converted restaurants.

     In order to convert an existing Carl's Jr. restaurant to a Carl's Jr./Green Burrito restaurant, the additional equipment necessary to offer the Green Burrito menu is added to the Carl's Jr. restaurant, as well as new menu boards and new signage, both inside and outside, indicating the offering of both brands. In most cases, changes to the seating area or other parts of the physical structure of the restaurant are unnecessary.

     The Company's agreement with GB Foods provides for the conversion of 200 Carl's Jr. restaurants to Carl's Jr./Green Burrito dual-brand restaurants by July 2000, at least 40 of which are required (subject to certain exceptions) to be converted in successive 12 month periods during the term of the agreement. The Company is required to pay an initial franchise fee for each store opened and remit royalties on Green Burrito food sales to GB Foods. At the end of fiscal 1996, the Company elected to sub-franchise, and recently began offering, the Carl's Jr./Green Burrito dual-brand to its franchise community. The Company presently anticipates that up to five franchised Carl's Jr. restaurants will be converted to the Carl's Jr./Green Burrito concept during the remainder of fiscal 1997. The Company will receive a portion of the fee for each franchise conversion and royalties from its franchisees' Green Burrito revenues.

     Franchised and Licensed Operations. The Company's franchise strategy is designed to further the development of the Carl's Jr. chain and reduce the total capital required of the Company for development of new Carl's Jr. restaurants. Franchise arrangements with Carl's Jr. franchisees, who operate in Arizona, California, Nevada, Oregon and Utah, generally provide for initial fees and continuing royalty payments to the Company based upon a percentage of sales. Additionally, most franchisees purchase food, paper and other supplies from the Company. Franchisees may also be obligated to remit lease payments for the use of Company-owned or leased restaurant facilities. Under the terms of these leases, franchisees are generally required to pay related occupancy costs, which include maintenance, insurance and property taxes. The Company also plans to continue to pursue non-traditional franchise development opportunities through innovative formats, including gasoline stations, convenience stores and institutional food service outlets.

     The Company's franchising philosophy is such that only candidates with appropriate experience are considered for the program. Specific net worth and liquidity requirements must also be satisfied. Area development agreements generally require franchisees to open a specified number of Carl's Jr. restaurants in a designated geographic area within a specified time period.

     As of October 7, 1996, 255 Carl's Jr. restaurants were operated by the Company's franchisees and licensees. The majority of the Company's franchisees own more than one restaurant, with 13 franchisees owning seven or more restaurants. The Company presently anticipates that its franchisees and licensees will open up to 12 new Carl's Jr. restaurants during the remainder of fiscal 1997 and up to 15 new Carl's Jr. restaurants during fiscal 1998.

     To expand the Carl's Jr. presence internationally, the Company entered into nine exclusive licensing agreements that allow the Carl's Jr. licensees to use the Carl's Jr. name and trademarks and provide for initial fees and continuing royalties based upon a percent of sales. In May 1995, the Company entered into a joint venture agreement with its Malaysia-based licensee which provides for the development of Carl's Jr. restaurants in the Pacific Rim. As of October 7, 1996, there were 28 licensed restaurants in operation, most of which are located in Mexico and the Pacific Rim. Royalties from the Company's licensing agreements were not material in fiscal 1996 or in the 28-week period ended August 12, 1996.

     Carl's Jr. Restaurant Locations. The following table sets forth the locations of Company-operated and franchised and licensed Carl's Jr. restaurants as of October 7, 1996:

                                                                        FRANCHISED
                                                   COMPANY-OPERATED     OR LICENSED     TOTAL
                                                   ----------------     -----------     -----
    California...................................         389               160          549
    Arizona......................................          11                27           38
    Nevada.......................................          --                27           27
    Oregon.......................................           5                12           17
    Washington...................................           1                --            1
    Utah.........................................          --                 1            1
                                                          ---               ---          ---
         Total United States.....................         406               227          633
                                                          ---               ---          ---
    International................................          --                28           28
                                                          ---               ---          ---
              Total..............................         406               255          661
                                                          ===               ===          ===

TACO BUENO

     Casa Bonita currently owns and operates 108 Taco Bueno quick-service Mexican restaurants located in Texas and Oklahoma. Taco Bueno seeks to differentiate itself from its principal competitors by offering a broad menu featuring generous portions of freshly prepared food items. In addition to typical quick-service Mexican offerings, such as burritos, tacos, tostadas and combination meals, Taco Bueno features a number of signature menu items such as fresh salads and Mexican platters. Taco Bueno's Mexican platters include taco and burrito platters, beef and chicken taco salads and nacho platters, which are accompanied by rice, beans, freshly prepared guacamole and chips. The restaurants also feature a salsa bar which includes sliced jalapenos, pico de gallo, diced onions and hot sauce.

     Taco Bueno restaurants generally feature a "Santa Fe/Pueblo" architecture and exterior decor, which is designed to increase visibility and consumer recognition, and generally range in size from 2,400 square feet to 3,200 square feet. Restaurant interiors include wooden tables and chairs, booth seating, stucco walls, warm colors and a southwestern theme, all of which are intended to create a distinctive atmosphere.

     The Company's strategy with respect to its Taco Bueno concept is to increase its market share and competitive presence in existing markets. The Company believes that the growing popularity of Mexican food and the relatively few national or regional Mexican quick-service restaurant chains provide a significant opportunity to expand the Taco Bueno concept within its core markets in the areas of Dallas/Ft. Worth, Tulsa and Oklahoma City and to enter into new markets. The Company currently plans to open up to seven new Taco Bueno restaurants in its existing markets during fiscal

1998. The Company may franchise the Taco Bueno concept and dual-brand Taco Bueno with other quick-service restaurant concepts.

INVESTMENTS IN OTHER RESTAURANT CONCEPTS

     The Company seeks to enhance its growth and expansion through the selective acquisition of, or minority investments in, other restaurant concepts. The following is a brief description of the Company's other recent investments and acquisitions:

     Rally's. The Company holds a minority interest in Rally's, which operates and franchises the Rally's Hamburgers double drive-thru quick-service hamburger restaurant concept. The Rally's system consists of approximately 480 restaurants located in 19 states, primarily in the Midwest and the Sunbelt. As of October 7, 1996, the Company's investment in Rally's was $5.9 million. See "Risk
Factors -- Risks Associated with Minority Investments." The Company and Rally's entered into an operating agreement, effective in July 1996, pursuant to which the Company operates 28 Rally's-owned restaurants located in California and Arizona. Pursuant to the terms of the operating agreement, Rally's retains ownership of the assets of such restaurants and receives a percentage of the restaurants' sales. One of the Rally's restaurants operated by the Company has been converted into a Carl's Jr. "Jr." restaurant, which offers a limited Carl's Jr. menu in a double drive-thru and walk-up service format. The Company is considering the conversion of more of these Rally's restaurants to Carl's Jr. "Jr." restaurants.

     Summit. On July 15, 1996, the Company acquired Summit for a total purchase price of $29.1 million, of which $17.7 million was paid in cash and the balance was paid by the issuance of 501,388 shares of the Company's Common Stock. Summit operates three restaurant concepts: JB's Restaurant, a family dining chain of 73 Company-operated and 24 franchised restaurants; 16 HomeTown Buffet restaurants, which are operated by Summit as a franchisee of HomeTown Buffet, Inc.; and six Galaxy Diners, a "50's style" casual theme restaurant. The Company is considering selling or otherwise disposing of its JB's Restaurants and the related franchise system, and currently intends to continue operating its HomeTown Buffet and Galaxy Diner restaurants. See "Risk Factors -- Uncertainties Relating to Recent Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Condensed Financial Data."

     Boston Market. In January 1994, the Company acquired from BCI the rights to develop, own and operate up to 300 Boston Market stores throughout designated markets in California. In early 1995, the Company revised its strategic plans and decided to use its available resources to build the Carl's Jr. brand and fund the expansion of its Carl's Jr. restaurants. As a result, the Company opted for a more passive investment role and eliminated its control of Boston West. During fiscal 1996, the Company contributed a majority of its existing Boston Market restaurant assets to Boston West, which assumed the operations of all of the Company's Boston Market stores and the Company's remaining obligations to develop the additional Boston Market stores under the area development agreement with BCI. As of October 7, 1996, Boston West operated 73 Boston Market stores located in Southern California. As of August 12, 1996, the Company's investment in Boston West was $21.9 million. See "Risk Factors -- Risks Associated with Minority Investments."

COMPETITION

     The food service industry is intensely competitive with respect to the quality and value of food products offered, concept, service, price, dining experience and location. The Company primarily competes with major restaurant chains, some of which dominate the quick-service restaurant industry, and also competes with a variety of other take-out food service companies and fast-food restaurants. The Company's competitors also include a variety of mid-price, full-service casual dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food stores, as well as supermarkets and convenience stores. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company, which may give them certain competitive advantages. Certain of the major quick-service restaurant chains have increasingly offered selected food items and combination meals at discounted prices. In recent years, the

Company's restaurant sales were adversely affected by aggressive promotions and price reductions by its competitors. Future changes in the pricing or other marketing strategies of one or more of the Company's competitors could have a material adverse effect on the Company's financial condition and results of operations. As the Company's competitors expand operations, competition can be expected to intensify. Such increased competition could have a material adverse effect on the Company's financial condition and results of operations. The Company also faces competition from other quick-service operators, retail chains, other companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of the Company's expansion plans.

     The Company's 16 HomeTown Buffet restaurants are operated by Summit as a franchisee of HomeTown Buffet, Inc. pursuant to the terms of a franchise and exclusive area development agreement. The Company is currently engaged in legal proceedings to retain the exclusive development rights thereunder. The Company's inability to retain such rights in the designated territory could have an adverse competitive impact on the Company's HomeTown Buffet operations.

TRADEMARKS AND SERVICE MARKS

     The Company owns numerous trademarks and service marks. The Company has registered many of those marks, including Carl's Jr.(R), the Happy Star(R) logo, Taco Bueno(R) and proprietary names for a number of the Carl's Jr. and Taco Bueno menu items, with the United States Patent and Trademark Office. The Company believes that its trademarks and service marks have significant value and play an important role in its marketing efforts.

GOVERNMENT REGULATION

     The Company must comply with regulations adopted by the Federal Trade Commission (the "FTC") and with several state laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship. The FTC's Trade Regulation Rule on Franchising (the "FTC Rule") requires the Company to furnish prospective franchisees with a franchise offering circular containing information prescribed by the FTC Rule.

     State laws that regulate the franchisor-franchisee relationship presently exist in a number of states. These laws regulate the franchise relationship, for example, by requiring the franchisor to deal with its franchisees in good faith, by prohibiting interference with the right of free association among franchisees, by regulating discrimination among franchisees with regard to charges, royalties or fees, and by restricting the development of other restaurants within certain prescribed distances from existing franchised restaurants. Those laws also restrict a franchisor's rights with regard to the termination of a franchise agreement (for example, by requiring "good cause" to exist as a basis for the termination), by requiring the franchisor to give advance notice to the franchisee of the termination and an opportunity to cure any default, and by requiring the franchisor to repurchase the franchisee's inventory or provide other compensation. To date, those laws have not precluded the Company from seeking franchisees in any given area and have not had a material adverse effect on the Company's operations.

     Each of the Company's restaurants must comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent the opening of a new restaurant. The Company's restaurants also must comply with federal and state environmental regulations, but those regulations have not had a material effect on their operations. More stringent and varied requirements of local governmental bodies with respect to zoning, land use, and environmental factors can delay and sometimes prevent development of new restaurants and remodeling of existing restaurants in particular locations.

     The owners of the Company's restaurants must comply with the Fair Labor Standards Act and various federal and state laws governing employment matters, such as minimum wages, overtime and other working conditions and citizenship requirements. Many of the Company's employees are paid hourly rates related to the federal and state minimum wage laws. Recent legislation increasing the federal minimum wage as of October 1, 1996 has resulted in higher labor costs to the Company and its franchisees. An additional increase in the federal minimum wage will become effective in September 1997 and there is an initiative on the California state ballot which, if adopted, will increase the state minimum wage in California above the current federal minimum wage. The Company anticipates that increases in the minimum wage may be offset through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to pass such additional costs on to customers in whole or in part. See "Risk Factors -- Government Regulation."

EMPLOYEES

     As of October 7, 1996, the Company employed approximately 21,000 persons, of whom approximately 19,500 were hourly restaurant, distribution or clerical employees and the remainder were managerial, salaried employees engaged in administrative and supervisory capacities. A majority of the hourly employees are employed on a part-time basis to provide service necessary during peak periods of restaurant operations. None of the Company's employees are currently covered by a collective bargaining agreement. The Company has never experienced a work stoppage attributable to labor disputes and believes its employee relations are good.

PROPERTIES

     Substantially all of the restaurants operated by the Company are located on properties which are leased from others. In addition, the Company leases and subleases certain properties to its franchisees. The terms of the Company's leases or subleases generally range between three and 35 years and expire at various dates through 2026. The expiration of these leases is not expected to have a material impact on the Company's operations in any particular year as the expiration dates are staggered over a number of years and many of the leases contain renewal options.

     The Company's corporate headquarters and primary distribution center, located in Anaheim, California, are leased and contain approximately 78,000 and 102,000 square feet, respectively.

LEGAL PROCEEDINGS

     The Company is from time to time the subject of complaints, threat letters or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may materially adversely affect the Company and its restaurants, regardless of whether such allegations are valid or whether the Company is liable. The Company also is the subject of complaints or allegations from employees and franchisees from time to time. The Company believes that the lawsuits, claims and other legal matters to which it has become subject in the course of its business are not material to the Company's financial condition or results of operations, but an existing or future lawsuit or claim could result in an adverse decision against the Company that could have a material adverse effect on the Company's financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The directors and executive officers of the Company are as follows:

          NAME             AGE                          POSITION
-------------------------  ---     ---------------------------------------------------
William P. Foley II......  51      Chairman of the Board and Chief Executive Officer
C. Thomas Thompson.......  46      President and Chief Operating Officer
Rory J. Murphy...........  48      Executive Vice President, Restaurant Operations
Robert E. Wheaton........  44      Executive Vice President, Finance
Richard C. Celio.........  45      Senior Vice President, Development
Loren C. Pannier.........  54      Senior Vice President, Investor Relations
Joseph N. Stein..........  36      Senior Vice President, Chief Financial Officer
Robert W. Wisely.........  51      Senior Vice President, Marketing
Robert A. Wilson.........  36      Vice President, General Counsel and Secretary
Daniel D. Lane...........  62      Vice Chairman of the Board
Peter Churm(1)(2)........  70      Director
Carl L. Karcher (2)......  48      Director
W. Howard Lester.........  61      Director
Frank P. Willey(1)(2)....  43      Director
Carl N. Karcher..........  79      Chairman Emeritus and Director

---------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     William P. Foley II became Chief Executive Officer in October 1994, Chairman of the Board of Directors in March 1994, and has served as a director since December 1993. Since 1981, Mr. Foley has been Chairman of the Board, President (until January 1995) and Chief Executive Officer of Fidelity, a company engaged in title insurance and related services. Mr. Foley is also a member of the Board of Directors of Micro General Corporation and Rally's.

     C. Thomas Thompson was appointed President and Chief Operating Officer in October 1994. Mr. Thompson has been a franchisee of the Company since 1984, and currently operates 15 Carl's Jr. restaurants in the San Francisco Bay Area. Mr. Thompson has more than 20 years of experience in the restaurant industry. He previously held positions with Jack-in-the-Box and Pacific Fresh Restaurants, a full-service restaurant chain in the Bay Area. Mr. Thompson is also a member of the Board of Directors of Rally's.

     Rory J. Murphy was appointed Executive Vice President, Restaurant Operations in June 1996, and had served as Senior Vice President, Restaurant Operations from February 1993 until June 1996. Mr. Murphy has been employed by the Company in various positions for 17 years.

     Robert E. Wheaton became Executive Vice President, Finance in January 1996. Mr. Wheaton served as Vice President and Chief Financial Officer of Denny's, Inc., a subsidiary of Flagstar Corporation, from April 1995 to January 1996. From 1991 to 1995, Mr. Wheaton served as President and Chief Executive Officer, and from 1989 to 1991 as Vice President and Chief Financial Officer, of The Bekins Company.

     Richard C. Celio was appointed Senior Vice President, Development in February 1996. Mr. Celio joined the Company as Vice President, General Counsel in January 1989 and was promoted to Senior Vice President in July 1995. Prior to joining the Company, he was an attorney at law and partner of the law firm of Holden, Fergus & Celio for seven years, a firm which provided various legal services to, and acted as General Counsel for, the Company.

     Loren C. Pannier was appointed Senior Vice President, Investor Relations in September 1996 and served as Senior Vice President, Purchasing/Distribution from January 1996 to September 1996. Mr. Pannier also served as Chief Financial Officer of the Company from 1980 to May 1995. Mr. Pannier has been a Senior Vice President since 1980 and he has been employed by the Company for 24 years.

     Joseph N. Stein was appointed Chief Financial Officer in May 1995. Mr. Stein served as Senior Vice President and Director of National Agency Operations of Fidelity National Title Insurance Company from April 1990 to May 1995 and as a Certified Public Accountant with KPMG Peat Marwick LLP from July 1985 to April 1990.

     Robert W. Wisely has been Senior Vice President, Marketing since January 1995. Mr. Wisely has been a franchisee of the Company since 1990. Prior to 1990, Mr. Wisely served as Senior Vice President, Marketing from 1985 to 1990 and as Group Vice President, Marketing from 1974 to 1979.

     Robert A. Wilson became Vice President, General Counsel and Secretary in February 1996. Mr. Wilson served as Senior Litigation Counsel of Fidelity National Title Insurance Company from August 1995 to February 1996 and as an attorney at law with Stradling, Yocca, Carlson & Rauth from October 1987 to March 1994 and from January 1995 to August 1995. From March 1994 to January 1995, Mr. Wilson served as General Counsel for Orchids Paper Products Company.

     Daniel D. Lane has been a director of the Company since 1993 and became Vice Chairman of the Board in October 1994. Since February 1983, he has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a real estate development company. Mr. Lane is also a director of Fidelity and Resort Income Investors, Inc.

     Peter Churm was elected as a director of the Company in 1979. He was also Chairman of the Board of Furon Company, a publicly held diversified manufacturing company, from May 1980 through February 1992 and was President of that company for more than 16 years. Since February 1992, he has been Chairman Emeritus and a member of the Board of Directors of Furon Company. Mr. Churm is also a director of Diedrich Coffee, Inc.

     Carl L. Karcher is the President of the CLK, Inc., a franchisee of the Company. Mr. Karcher has been a franchisee of the Company since May 1985. For more than 17 years prior to that time, Mr. Karcher was employed by the Company in several capacities, including Vice President, Manufacturing and Distribution. Mr. Karcher first became a director in May 1992. Carl L. Karcher is Carl N. Karcher's son.

     W. Howard Lester was elected as a director of the Company in January 1996. Mr. Lester became Chief Executive Officer of Williams-Sonoma, Inc., a retailer of kitchen and cooking supplies and equipment, in 1978 and Chairman of its Board in 1986. Mr. Lester also serves as a director of The Good Guys, Inc. and Harold's Stores, Inc.

     Frank P. Willey was elected as a director of the Company in June 1994. He has served as President of Fidelity National Financial, Inc. since January 1995, and as a director and Executive Vice President of Fidelity since February 1984. Mr. Willey was General Counsel of Fidelity from 1984 to January 1995. Mr. Willey also serves as a director of Southern Pacific Funding Corporation and Ugly Duckling Holdings, Inc.

     Carl N. Karcher, the Company's founder, purchased his first hot dog stand on July 17, 1941 and has been developing the Company's concepts since that time. He first became a director of the Company in 1966. He has served as Chairman Emeritus since January 1994. He was Chairman of the Board of the Company until October 1993, and served as Chief Executive Officer until December 1992. Prior to 1980, he was President of the Company. Carl N. Karcher is Carl L. Karcher's father.

     The Company's Board of Directors is divided into three classes, each class serving for a period of three years. The terms of Messrs. Foley, Carl N. Karcher and Lester will expire at the Company's 1997 Annual Meeting of Stockholders. The terms of Messrs. Carl L. Karcher and Willey will expire at the Company's 1998 Annual Meeting of Stockholders. The terms of Messrs. Churm and Lane will expire at the Company's 1999 Annual Meeting of Stockholders.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Robertson, Stephens & Company LLC and Equitable Securities Corporation, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                   NUMBER OF
                                   UNDERWRITER                                      SHARES
---------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated..................................................
Robertson, Stephens & Company LLC................................................
Equitable Securities Corporation.................................................

                                                                                   ---------
Total............................................................................  2,500,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to certain other dealers. After
the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, directly or indirectly, offer, sell, sell short, or otherwise dispose of any shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock, subject to certain limited exceptions. In addition, the Company's directors and officers and the holders of five percent or more of the Company's Common Stock have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Alex. Brown & Sons Incorporated, directly or indirectly sell, sell short, offer, pledge, contract to sell or grant any option to purchase or otherwise dispose of or transfer any shares of Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, including stock options, owned by them (an aggregate of approximately 5.6 million shares as of October 7, 1996). Alex. Brown & Sons Incorporated, at any time and without notice, may release all or any part of the shares from these restrictions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of CKE Restaurants, Inc. and its subsidiaries as of January 31, 1995 and 1996, and for each of the years in the three-year period ended January 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Summit Family Restaurants Inc. and its subsidiaries as of September 26, 1994 and September 25, 1995, and for each of the years in the three-year period ended September 25, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Casa Bonita Incorporated and its subsidiaries as of April 3, 1995 and April 1, 1996, and for each of the years in the two-year period ended April 1, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains a Web site at http:\\www.sec.gov containing reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Copies of such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 20, 1996 and August 12, 1996; (iii) the Company's Current Reports on Form 8-K dated April 3, 1996, June 12, 1996, July 15, 1996, August 20, 1996, August 27, 1996 and October 1,
1996; and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated April 6, 1994, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents.

     Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in an amendment or supplement hereto or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that are incorporated herein). Requests for such copies should be directed to: Robert A. Wilson, Esq., Vice President and General Counsel, CKE Restaurants, Inc., 1200 North Harbor Boulevard, Anaheim, California 92801, telephone (714) 774-5796.
                               ------------------

     Carl's Jr.(R), the Happy Star(R) logo, Taco Bueno(R) and proprietary names for a number of the Carl's Jr. menu items described herein are registered trademarks of the Company. The Green Burrito(R) is a registered trademark of GB Foods.

                             CKE RESTAURANTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report.........................................................    F-2
Consolidated Balance Sheets as of January 31, 1995 and 1996..........................    F-3
Consolidated Statements of Income for the years ended January 31, 1994, 1995 and
  1996...............................................................................    F-4
Consolidated Statements of Stockholders' Equity for the years ended January 31, 1994,
  1995 and 1996......................................................................    F-5
Consolidated Statements of Cash Flows for the years ended January 31, 1994,
  1995 and 1996......................................................................    F-6
Notes to Consolidated Financial Statements...........................................    F-7
Consolidated Balance Sheets as of January 31, 1996 and August 12, 1996 (Unaudited)...   F-24
Consolidated Statements of Income for the twenty-eight weeks ended
  August 14, 1995 and August 12, 1996 (Unaudited)....................................   F-25
Consolidated Statements of Cash Flows for the twenty-eight weeks ended
  August 14, 1995 and August 12, 1996 (Unaudited)....................................   F-26
Condensed Notes to Consolidated Financial Statements (Unaudited).....................   F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CKE Restaurants, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of CKE Restaurants, Inc. and subsidiaries as of January 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended January 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CKE Restaurants, Inc. and subsidiaries as of January 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Orange County, California
March 19, 1996, except as to
Note 21 to the consolidated
financial statements which is
as of July 15, 1996

                             CKE RESTAURANTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                            JANUARY 31,
                                                                       ---------------------
                                                                         1995         1996
                                                                       --------     --------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents........................................    $ 15,174     $ 23,429
  Marketable securities............................................       3,088        2,510
  Accounts receivable..............................................      12,411        8,009
  Related party receivables........................................       1,509          977
  Inventories......................................................       5,950        6,132
  Deferred income taxes, net.......................................      12,254       10,056
  Other current assets and prepaid expenses........................       6,438        5,656
                                                                       --------     --------
          Total current assets.....................................      56,824       56,769
Property and equipment, net........................................     133,248      127,346
Property under capital leases, net.................................      30,515       28,399
Long-term investments..............................................          --       19,814
Notes receivable...................................................      13,139        7,236
Related party notes receivable.....................................       2,109          969
Other assets.......................................................       8,526        6,226
                                                                       --------     --------
                                                                       $244,361     $246,759
                                                                       ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt................................    $  8,168     $  8,575
  Current portion of capital lease obligations.....................       3,581        3,745
  Accounts payable.................................................      29,754       15,824
  Other current liabilities........................................      30,065       33,173
                                                                       --------     --------
          Total current liabilities................................      71,568       61,317
                                                                       --------     --------
Long-term debt.....................................................      27,178       30,321
Capital lease obligations..........................................      42,691       40,233
Other long-term liabilities........................................      14,450       13,699
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 5,000,000 shares;
     none issued or outstanding....................................          --           --
  Common stock, $.01 par value; authorized 50,000,000 shares;
     issued and outstanding 18,845,138 shares and 19,200,141
     shares........................................................         188          192
  Additional paid-in capital.......................................      35,119       38,713
  Retained earnings................................................      57,725       67,393
  Treasury stock, at cost; 590,000 shares and 670,300 shares.......      (4,558)      (5,109)
                                                                       --------     --------
          Total stockholders' equity...............................      88,474      101,189
                                                                       --------     --------
                                                                       $244,361     $246,759
                                                                       ========     ========

See accompanying notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                            FISCAL YEAR ENDED JANUARY 31,
                                                          ----------------------------------
                                                            1994         1995         1996
                                                          --------     --------     --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE
                                                                       AMOUNTS)
Revenues:
  Company-operated restaurants........................    $384,859     $370,045     $393,486
  Franchised and licensed restaurants.................      78,635       73,702       71,951
                                                          --------     --------     --------
          Total revenues..............................     463,494      443,747      465,437
                                                          --------     --------     --------
Operating costs and expenses:
  Company-operated restaurants:
     Food and packaging...............................     115,444      111,985      121,029
     Payroll and other employee benefits..............     118,774      112,177      109,942
     Occupancy and other operating expenses...........      84,890       82,172       82,095
                                                          --------     --------     --------
                                                           319,108      306,334      313,066
  Franchised and licensed restaurants.................      73,552       69,871       68,839
  Advertising expenses................................      19,104       20,148       19,940
  General and administrative expenses.................      41,222       38,792       37,857
                                                          --------     --------     --------
          Total operating costs and expenses..........     452,986      435,145      439,702
                                                          --------     --------     --------
Operating income......................................      10,508        8,602       25,735
Interest expense......................................     (10,387)      (9,202)     (10,004)
Other income, net.....................................       6,148        2,998        2,222
                                                          --------     --------     --------
Income before income taxes and cumulative effect of
  change in accounting principle......................       6,269        2,398       17,953
Income tax expense....................................       1,836        1,134        7,001
                                                          --------     --------     --------
Income before cumulative effect of
  change in accounting principle......................       4,433        1,264       10,952
Cumulative effect of change in accounting principle
  (net of income tax benefit of $512).................        (768)          --           --
                                                          --------     --------     --------
          Net income..................................    $  3,665     $  1,264     $ 10,952
                                                          ========     ========     ========
Net income per common and common equivalent share:
  Income before cumulative effect of change in
     accounting principle.............................    $    .24     $    .07     $    .59
  Cumulative effect of change in accounting
     principle........................................        (.04)          --           --
                                                          --------     --------     --------
          Net income..................................    $    .20     $    .07     $    .59
                                                          ========     ========     ========
Common and common equivalent shares used in computing
  per share amounts...................................      18,567       18,717       18,679
                                                          ========     ========     ========

See accompanying notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   COMMON STOCK        TREASURY STOCK
                                ------------------   -------------------   ADDITIONAL                 TOTAL
                                NUMBER OF            NUMBER OF              PAID-IN     RETAINED   STOCKHOLDERS'
                                 SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL     EARNINGS      EQUITY
                                ---------   ------   ---------   -------   ----------   --------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at January 31, 1993...    18,091     $181        --      $    --     $28,612     $55,939     $ 84,732
  Cash dividends ($.08 per
     share)...................        --       --        --           --          --      (1,456)      (1,456)
  Exercise of stock options...       646        6        --           --       4,351          --        4,357
  Tax benefit associated with
     exercise of stock
     options..................        --       --        --           --       1,191          --        1,191
  Remeasurement of stock
     options..................        --       --        --           --           9          --            9
  Repurchase and retirement of
     shares...................       (60)      (1)       --           --        (421)         --         (422)
  Net income..................        --       --        --           --          --       3,665        3,665
                                 -------     ----      ----      -------     -------     -------     --------
Balance at January 31, 1994...    18,677      186        --           --      33,742      58,148       92,076
  Cash dividends ($.08 per
     share)...................        --       --        --           --          --      (1,499)      (1,499)
  Exercise of stock options...       168        2        --           --       1,097          --        1,099
  Tax benefit associated with
     exercise of stock
     options..................        --       --        --           --         280          --          280
  Purchase of treasury
     shares...................        --       --       590       (4,558)         --          --       (4,558)
  Net unrealized loss on
     investment securities....        --       --        --           --          --        (188)        (188)
  Net income..................        --       --        --           --          --       1,264        1,264
                                 -------     ----      ----      -------     -------     -------     --------
Balance at January 31, 1995...    18,845      188       590       (4,558)     35,119      57,725       88,474
  Cash dividends ($.08 per
     share)...................        --       --        --           --          --      (1,460)      (1,460)
  Exercise of stock options...       355        4        --           --       2,746          --        2,750
  Tax benefit associated with
     exercise of stock
     options..................        --       --        --           --         848          --          848
  Purchase of treasury
     shares...................        --       --        80         (551)         --          --         (551)
  Net unrealized gain on
     investment securities....        --       --        --           --          --         176          176
  Net income..................        --       --        --           --          --      10,952       10,952
                                 -------     ----      ----      -------     -------     -------     --------
Balance at January 31, 1996...    19,200     $192       670      $(5,109)    $38,713     $67,393     $101,189
                                 =======     ====      ====      =======     =======     =======     ========

See accompanying notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           FISCAL YEAR ENDED JANUARY 31,
                                                                        ------------------------------------
                                                                          1994          1995          1996
                                                                        --------      --------      --------
                                                                                   (IN THOUSANDS)
Net cash flows from operating activities:
  Net income.........................................................   $  3,665      $  1,264      $ 10,952
  Adjustments to reconcile net income to net cash provided by operating activities:
    Noncash franchise (revenue) expense..............................       (151)          170           209
    Depreciation and amortization....................................     22,842        22,755        21,372
    Settlement of notes receivable...................................         --            --        (1,292)
    Arbitration judgment.............................................      3,000            --            --
    Loss on sale of property and equipment and capital leases........        613         2,118         1,828
    Reversal of certain lease subsidy reserves.......................         --        (2,680)           --
    Loss on long-term investments....................................         --            --         1,898
    Write-off of accounts and notes receivable.......................        406            --            --
    Write-down of marketable securities..............................        213            --            --
    Net noncash investment income....................................        (63)          (25)         (851)
    Deferred income taxes............................................     (1,675)        3,434         2,198
    Post-employment benefits.........................................      1,668            --            --
    Cumulative effect of change in accounting principle..............        768            --            --
    Net change in marketable securities reserve......................       (479)           --            --
    Net change in receivables, inventories and other current
      assets.........................................................      4,257        (4,329)          256
    Net change in other assets.......................................     (2,699)       (1,119)         (463)
    Net change in accounts payable and other current liabilities.....     (4,617)         (133)        1,672
                                                                        --------      --------      --------
         Net cash provided by operating activities...................     27,748        21,455        37,779
                                                                        --------      --------      --------
Cash flows from investing activities:
  Sale of or reimbursement on restaurant property to be sold and
    leased back......................................................        487            --            --
  Purchases of:
    Marketable securities............................................    (12,722)       (3,549)         (921)
    Property and equipment...........................................    (13,865)      (40,010)      (27,148)
    Long-term investments............................................         --            --        (1,670)
  Proceeds from sale of:
    Marketable securities............................................     30,177        15,994         1,662
    Property and equipment...........................................        490           110           905
    Long-term investments............................................         --            --           310
  Collections on leases receivable...................................        129           148           164
  Increases in notes receivable and related party notes receivable...         --        (1,985)       (2,640)
  Collections on and sale of notes receivable and related party notes
    receivable.......................................................      4,824         2,293         9,736
                                                                        --------      --------      --------
         Net cash provided by (used in) investing activities.........      9,520       (26,999)      (19,602)
                                                                        --------      --------      --------
Cash flows from financing activities:
  Net change in bank overdraft.......................................        170        10,203       (11,477)
  Net change in obligations secured by marketable securities and
    long-term investments............................................     (2,422)           --            --
  Short-term borrowings..............................................     15,150        32,806        57,060
  Repayments of short-term debt......................................    (33,250)      (13,981)      (57,060)
  Long-term borrowings...............................................         --            --        14,573
  Repayments of long-term debt.......................................    (11,488)      (14,771)      (11,149)
  Repayments of capital lease obligations............................     (2,650)       (2,878)       (3,129)
  Net change in other long-term liabilities..........................       (887)       (3,076)         (327)
  Repurchase and retirement of common stock..........................       (422)           --            --
  Purchase of treasury stock.........................................         --        (4,558)         (551)
  Payment of dividends...............................................     (1,456)       (1,499)       (1,460)
  Exercise of stock options..........................................      4,366         1,099         2,750
  Tax benefit associated with the exercise of stock options..........      1,191           280           848
                                                                        --------      --------      --------
         Net cash provided by (used in) financing activities.........    (31,698)        3,625        (9,922)
                                                                        --------      --------      --------
              Net increase (decrease) in cash and cash equivalents...   $  5,570      $ (1,919)     $  8,255
                                                                        ========      ========      ========

See accompanying notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     A summary of certain significant accounting policies not disclosed elsewhere in the footnotes to the consolidated financial statements is set forth below.

Basis of Presentation and Fiscal Year

     In June 1994, a plan of reorganization and merger (the "Merger") was approved by the stockholders of Carl Karcher Enterprises, Inc. ("Enterprises"), whereby Enterprises, the predecessor entity of the Company that was a publicly held corporation, and Boston Pacific, Inc. ("Boston Pacific") became wholly-owned subsidiaries of CKE Restaurants, Inc. ("CKE" and, collectively with its subsidiaries, the "Company"), a Delaware corporation organized during fiscal 1995. Since Boston Pacific began its start-up operations in February 1994 and the Company did not commence its operations until June 1994, the accompanying consolidated financial statements for fiscal 1994 were comprised solely of the results of operations and financial condition of Enterprises.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions are eliminated. The Company's fiscal year is 52 or 53 weeks, ending the last Monday in January each year. Fiscal years 1996 and 1995 each included 52 weeks of operations and fiscal year 1994 included 53 weeks of operations. For clarity of presentation, the Company has described all years presented as if the fiscal year ended January 31.

Nature of Operations

     The Company is engaged primarily in the food service industry. Enterprises operates, franchises and licenses the Carl's Jr. quick-service restaurant concept, primarily in the Western United States, Mexico and the Pacific Rim. The Carl's Jr. menu is relatively uniform throughout the chain and features several charbroiled hamburgers and chicken sandwiches, including the Famous Big Star, Western Bacon Cheeseburger(R), Super Star(R) and Charbroiler Chicken Sandwiches(R). Boston Pacific holds a minority interest in Boston West, L.L.C. ("Boston West"), which owns and operates Boston Market stores in Southern California as a franchisee of Boston Chicken, Inc. ("BCI"). Boston Market stores primarily feature rotisserie-roasted chicken, breast of turkey, double-glazed baked ham and double-sauced meatloaf.

Cash Equivalents

     For purposes of reporting cash flows, highly liquid investments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

Deferred Pre-opening Costs

     Deferred pre-opening costs consist of the direct and incremental costs associated with the opening of restaurants or stores and are deferred and amortized over the first year they are in operation. Such costs include uniforms and promotional costs related to the grand opening of each new location. Additionally, these costs include initial food, beverage, supply and direct labor costs associated with the testing of all equipment and recipes, and the simulation of other operational procedures shortly before a restaurant or store opens.

     Deferred pre-opening costs also include, if significant, the cost of required training classes for new managers, assistant managers and regional managers; airfare and lodging related to this training; and the salaries of these individuals during their training classes. Such costs, including training, were not significant in fiscal years 1996 and 1994. These costs were more significant in fiscal 1995 since there was not an existing employee base from which to hire Boston Market store management and the training related to the opening of Boston Market stores was conducted outside of California.

                             CKE RESTAURANTS, INC.

Investment in Joint Venture

     In fiscal 1994, the Company entered into a joint venture agreement with a Mexican company to operate a Carl's Jr. restaurant in Baja California. The Company owns a 50% interest in this joint venture. In fiscal 1996, the Company entered into a joint venture agreement, in which the Company has a 30% interest, with one of its licensees to operate 130 Carl's Jr. restaurants in 16 Asian countries over the next five years. Both joint venture agreements, which are accounted for by the equity method, are not considered material to the Company's financial statements.

Depreciation and Amortization

     Property and equipment are recorded at cost, less depreciation and amortization. Depreciation is computed using the straight-line method based on the assets' estimated useful lives, which range from three to thirty-five years. Leasehold improvements and the cost of business in excess of net assets at acquisition are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the related lease terms. The Company assesses the recoverability of cost of business in excess of net assets at acquisition by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows.

Advertising

     Production costs of commercials and programming are charged to operations in the fiscal year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

Income Taxes

     The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under this method, income tax assets and liabilities are recognized using enacted tax rates for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A change in tax rates is recognized in income in the period that includes the enactment date.

Estimations

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

     Earnings per share is computed based on the weighted average number of common shares outstanding during the year, after consideration of the dilutive effect of outstanding stock options. For all years presented, primary earnings per share approximate fully diluted earnings per share.

Reclassifications

     Certain prior year amounts in the accompanying financial statements have been reclassified to conform with the fiscal 1996 presentation.

                             CKE RESTAURANTS, INC.

NOTE 2 -- LONG-TERM INVESTMENTS

     In January 1994, the Company acquired from BCI the rights to develop, own and operate up to 300 Boston Market stores throughout designated markets in California. Boston Pacific was formed during fiscal 1995 to conduct the Company's Boston Market franchise operations. The Company's obligation under the terms of this agreement included opening 20 Boston Market stores during fiscal 1995, followed by an additional 40 to 50 stores per year during the next four years, for an aggregate of 200 stores by January 1999. This agreement also contained an option to develop an additional 100 stores under certain conditions.

     In April 1995, the Company's overall strategic plans were revised and the Company determined that its available cash should be used to fund the expansion and image enhancement of its Carl's Jr. restaurants. As such, management determined it would opt for a more passive investment role and eliminate its control and significant influence in the Boston Market concept. The Company formed a new privately owned company, Boston West, which assumed the operations of all of the Company's 25 existing Boston Market stores and agreed to fulfill the Company's remaining obligation to develop an additional 175 Boston Market stores under its January 1994 area development agreement with BCI. In connection with this transaction, the Company received preferred units and all the outstanding common equity units in Boston West, for a cost of approximately $19.7 million and $620,000, respectively, in exchange for a majority of its existing Boston Market restaurant assets.

     The Company is entitled to receive dividends on its preferred units at rates ranging from 8.6% to 9.0%. The dividends earned through June 1997 will be paid in cash upon conversion of the Company's preferred units into common equity units. In addition, this transaction provided for the leasing of approximately $12.0 million of equipment and real property retained by the Company to Boston West at current market rates. An affiliate of BCI has an option to purchase all the equipment and real property leased by the Company to Boston West. BCI agreed to lend Boston West, over time, up to $63.8 million as part of this transaction. This loan is convertible to common equity units in Boston West, at BCI's option, at 115% of the original equity price. In addition, pursuant to this agreement, the Company has an option to co-fund, along with BCI loan proceeds, the capital requirements of Boston West up to a maximum of $15.0 million, of which the Company has funded approximately $1.7 million as of January 31, 1996 through the purchase of additional preferred units. The $15.0 million may be funded, in part, by proceeds of the purchase option in the equipment and real property leases when and if they are exercised.

     On May 30, 1995, Boston West issued an additional $2.5 million of common equity units to an independent investor group in return for cash and certain notes receivable, which are secured by $1.2 million of Boston West common equity units. As of this date, the Company ceased consolidating the operations of Boston West into its financial statements and commenced realizing a pro-rata share of the losses of its minority interest in Boston West.

     On September 12, 1995, Boston West formally agreed to repurchase one half of the Company's outstanding common equity units in Boston West, at a purchase price of $10.00 per unit, or $310,000. As of this date, the Company began accounting for its minority interest in Boston West using the cost method of accounting for investments.

     As of January 31, 1996, the Company's total long-term investment in Boston West was $19.8 million, which approximates fair value. The Company's estimate of fair value of its long-term investment was based on a number of factors including, the discounted future cash flows of Boston West and the present value of expected future preferred dividend distributions. A total of 54 Boston Market stores were opened under the area development agreement with BCI as of fiscal year end.

     Subsequent to year end, an affiliate of BCI exercised its option to purchase a portion of the real property leased by the Company to Boston West. The Company received $2.5 million in cash and $2.5 million in additional preferred units in exchange for the real property. In March 1996, the Company's Board of Directors elected to cease participation in the option to co-fund the capital requirements of Boston West. With the amounts co-funded to date and the potential exercise of the purchase option in the equipment and the remaining real property, the Company's minority interest

                             CKE RESTAURANTS, INC.

in Boston West may be increased to up to approximately 33% upon conversion of the preferred units.

NOTE 3 -- MARKETABLE SECURITIES

     The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Under this method, the Company's marketable securities are categorized as available-for-sale, and as a result are stated at fair value. Unrealized holding gains and losses are included as a component of stockholders' equity until realized. Fair values are based on quoted market prices where available. For marketable securities not actively traded, fair values are estimated using values obtained from independent sources.

     Marketable securities consist primarily of holdings in investment-grade preferred stock and debt securities in a variety of industries. The fair value and cost of marketable securities, classified as current assets, are as follows:

                                                         1995                  1996
                                                   -----------------     -----------------
                                                    FAIR                  FAIR
                                                   VALUE       COST      VALUE       COST
                                                   ------     ------     ------     ------
                                                               (IN THOUSANDS)
    Adjustable rate preferred stock..............  $  503     $  536     $  193     $  225
    Fixed rate preferred stock...................   1,510      1,921      1,633      1,891
    Debt securities..............................     763        763        563        462
    Mutual funds and common stock................     312        372        121        276
                                                   ------     ------     ------     ------
                                                   $3,088     $3,592     $2,510     $2,854
                                                   ======     ======     ======     ======

     Gross unrealized holding gains and unrealized holding (losses) as of January 31, 1995 were $41,000 and $(545,000), respectively, and, as of January 31, 1996, were $144,000 and $(488,000), respectively.

     Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Securities transactions are accounted for on the trade date, or the date the order to buy or sell is executed. Realized gains and losses from securities transactions are determined on a specific identification basis.

NOTE 4 -- ACCOUNTS RECEIVABLE

     Details of accounts receivable are as follows:

                                                                       1995        1996
                                                                      -------     ------
                                                                        (IN THOUSANDS)
        Accounts receivable:
          Trade receivables.........................................  $ 3,961     $3,232
          Income tax receivable.....................................    5,171      3,231
          Notes receivable, current.................................    3,062        594
          Dividend receivable.......................................       --        714
          Other.....................................................      217        238
                                                                      -------     ------
                                                                      $12,411     $8,009
                                                                      =======     ======

                             CKE RESTAURANTS, INC.

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                       ESTIMATED
                                                      USEFUL LIFE       1995         1996
                                                      -----------     --------     --------
                                                                      (DOLLARS IN THOUSANDS)
    Land............................................                  $ 25,621     $ 27,891
    Leasehold improvements..........................   4-25 years       92,421       96,243
    Buildings and improvements......................   7-35 years       35,064       29,038
    Equipment, furniture and fixtures...............   3-10 years      124,735      128,670
                                                                      --------     --------
                                                                       277,841      281,842
    Less: Accumulated depreciation and
      amortization..................................                   144,593      154,496
                                                                      --------     --------
                                                                      $133,248     $127,346
                                                                      ========     ========

     Provision is made for an impairment loss if the Company determines that the carrying amount of a real estate asset may not be recoverable. Management evaluates current and anticipated market conditions of the respective properties to determine if an impairment loss has occurred. Losses are recognized when the carrying value of these assets exceeds the total estimated undiscounted cash flows expected to be generated over the assets' estimated life. The impairment loss for all years presented is not considered material.

NOTE 6 -- LEASES

     The Company occupies land and buildings under terms of numerous lease agreements expiring on various dates through 2026. Many of these leases provide for future rent escalations and renewal options. In addition, contingent rentals, determined as a percentage of sales in excess of specified levels, are often stipulated. Most of these leases obligate the Company to pay costs of maintenance, insurance and property taxes.

     Property under capital leases is comprised of the following:

                                                                      1995        1996
                                                                     -------     -------
                                                                       (IN THOUSANDS)
        Buildings..................................................  $65,017     $64,186
        Less: Accumulated amortization.............................   34,502      35,787
                                                                     -------     -------
                                                                     $30,515     $28,399
                                                                     =======     =======

     Amortization is calculated on the straight-line basis over the shorter of the lease term or estimated useful lives of the assets.

                             CKE RESTAURANTS, INC.

     Minimum lease payments for all leases and the present value of net minimum lease payments for capital leases as of January 31, 1996 are as follows:

                                                                    CAPITAL     OPERATING
                                                                    -------     ---------
                                                                        (IN THOUSANDS)
    Fiscal Year
      1997........................................................  $ 8,533     $  29,262
      1998........................................................    8,217        28,333
      1999........................................................    7,925        27,458
      2000........................................................    7,446        25,894
      2001........................................................    7,194        23,846
      Thereafter..................................................   42,161       197,571
                                                                    -------      --------
    Total minimum lease payments..................................  $81,476     $ 332,364
                                                                                 ========
    Less: Amount representing interest............................   37,498
                                                                    -------
    Present value of minimum lease payments.......................   43,978
    Less: Current portion.........................................    3,745
                                                                    -------
    Capital lease obligations, excluding current portion..........  $40,233
                                                                    =======

     Total minimum lease payments have not been reduced by minimum sublease rentals of $41.2 million due in the future under certain operating subleases.

     The Company has leased and subleased land and buildings to others, primarily as a result of the franchising of certain restaurants. Many of these leases provide for fixed payments with contingent rent when sales exceed certain levels, while others provide for monthly rentals based on a percentage of sales. Lessees generally bear the cost of maintenance, insurance and property taxes. Components of the net investment in leases receivable, included in other assets, are as follows:

                                                                       1995        1996
                                                                      -------     ------
                                                                        (IN THOUSANDS)
    Net minimum lease payments receivable...........................  $10,690     $9,887
    Less: Unearned income...........................................    5,774      5,135
                                                                      -------     ------
    Net investment..................................................  $ 4,916     $4,752
                                                                      =======     ======

     Minimum future rentals to be received as of January 31, 1996 are as follows:

                                                                      CAPITAL
                                                                      LEASES      OPERATING
                                                                        OR        LESSOR
                              FISCAL YEAR                             SUBLEASES   LEASES
    ----------------------------------------------------------------  -------     ------
                                                                         (IN THOUSANDS)
      1997..........................................................  $   803     $  257
      1998..........................................................      804        257
      1999..........................................................      809        258
      2000..........................................................      808        259
      2001..........................................................      801        259
      Thereafter....................................................    5,862      1,884
                                                                       ------     ------
    Total minimum future rentals....................................  $ 9,887     $3,174
                                                                       ======     ======

     Total minimum future rentals do not include contingent rentals which may be received under certain leases. The Company's investment in land under operating leases was $1.8 million at January 31, 1995 and 1996.

                             CKE RESTAURANTS, INC.

     Aggregate rents under noncancelable operating leases during fiscal 1994, 1995 and 1996 are as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Minimum rentals.....................................  $28,989     $29,173     $29,225
    Contingent rentals..................................    1,583       1,459       1,384
    Less: Sublease rentals..............................    4,812       5,029       5,058
                                                          -------     -------     -------
                                                          $25,760     $25,603     $25,551
                                                          =======     =======     =======

NOTE 7 -- OTHER CURRENT LIABILITIES

     Other current liabilities are comprised of the following:

                                                                      1995        1996
                                                                     -------     -------
                                                                        (IN THOUSANDS)
    Salaries, wages and other benefits.............................  $ 7,732     $ 9,981
    Self-insured workers' compensation reserve (see Note 9)........    7,650       6,854
    Other self-insurance reserves..................................    1,323       1,328
    State sales taxes..............................................    2,525       5,881
    Deferred revenues..............................................    3,020       4,351
    Other accrued liabilities......................................    7,815       4,778
                                                                     -------     -------
                                                                     $30,065     $33,173
                                                                     =======     =======

NOTE 8 -- CREDIT FACILITIES AND LONG-TERM DEBT

     As of January 31, 1995, advances totaling $18.8 million were drawn against the Company's former revolving credit line, primarily to fund the Company's Boston Market franchise operations. Following the formation of Boston West in April 1995, the Company's loan agreement with its bank was amended such that these borrowings were converted to a term loan, payable in quarterly installments through September 1998. In addition, a new $15.0 million unsecured revolving credit line that expires in August 1996 was also established for use in the Company's ongoing Carl's Jr. operations. As of January 31, 1996, a total of $15.0 million was available to the Company under this new line of credit.

     Subsequent to year end, the Company's bank agreement was amended such that certain of the covenants governing this agreement were modified for the current fiscal year and for future measurement periods. As a result of the amendment, the Company was in compliance with all of the covenants governing its bank agreement as of January 31, 1996.

                             CKE RESTAURANTS, INC.

     Long-term debt is comprised of the following:

                                                                    1995          1996
                                                                   -------       -------
                                                                   (DOLLARS IN THOUSANDS)
    Unsecured note payable to bank, principal payments in
      specified amounts quarterly through 1998, interest based on
      the bank prime rate plus .25%..............................  $18,825       $22,750
    Secured note payable to bank, principal payments in specified amounts annually through 1999, interest at 12.95%; prepaid
      in January 1996............................................    4,494            --
    Secured note payable, principal payments in specified amounts
      annually through 2000, interest at 13.5%...................    5,168         3,993
    Secured note payable, principal payments in specified amounts
      monthly through 2001, interest at 8.17%....................       --         5,398
    Industrial Revenue Bonds, payable in 1999, variable interest
      rate averaging 3.02% in 1995 and 3.82% in fiscal 1996......    3,600         3,600
    Other........................................................    3,259         3,155
                                                                   -------       -------
                                                                    35,346        38,896
    Less: Current portion........................................    8,168         8,575
                                                                   -------       -------
                                                                   $27,178       $30,321
                                                                   =======       =======

     Notes payable mature in fiscal years ending after January 31, 1996 as follows (in thousands):

                             FISCAL YEAR
    -------------------------------------------------------------
      1997.......................................................                $ 8,575
      1998.......................................................                  9,242
      1999.......................................................                  9,139
      2000.......................................................                  4,703
      2001.......................................................                  4,801
      Thereafter.................................................                  2,436
                                                                                 $38,896

     Secured notes payable are collateralized by certain restaurant property deeds of trust, with a carrying value of $15.5 million as of January 31, 1996.

     In February 1996, the Company paid in full the 13.5% secured note payable of $4.0 million and also paid $2.5 million against its term loan payable. After consideration of these debt payments subsequent to year end, the Company's total long-term debt obligation would be $32.4 million, payable as follows: $7.4 million in 1997; $8.2 million in 1998; $5.9 million in 1999; $4.1 million in 2000, $4.4 million in 2001 and $2.4 million thereafter. The carrying value of property secured by notes payable after such payments of debt would be $9.4 million.

NOTE 9 -- OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consists of the following:

                                                                    1995          1996
                                                                   -------       -------
                                                                       (IN THOUSANDS)
     Self-insured workers' compensation reserve..................  $ 7,160       $ 6,784
     Exit costs..................................................    5,649         5,274
     Other.......................................................    1,641         1,641
                                                                   -------       -------
                                                                   $14,450       $13,699
                                                                   =======       =======

     The Company presently self-insures for group insurance, workers' compensation and fire and comprehensive protection on most equipment and certain other assets. A total of $14.8 million and

                             CKE RESTAURANTS, INC.

$13.6 million was accrued as of January 31, 1995 and 1996, respectively, representing the current and long-term portions of the net present value of an independent actuarial valuation of the Company's workers' compensation claims. These amounts are net of a discount of $1.7 million and $2.0 million in fiscal 1995 and 1996, respectively.

     In prior years, the Company initiated programs to dispose of or franchise its Arizona and Texas operations. As of January 31, 1995 and 1996, $7.0 million and $6.7 million, respectively, were accrued for these reserves, including the current portion. These balances were mainly comprised of estimated lease subsidies, $2.7 million of which were reduced in connection with the reacquisition of several Carl's Jr. franchised restaurants from a related party during fiscal 1995 (see Note 12). These lease subsidies represent the net present value of the excess of future lease payments over estimated sublease income. The remaining unamortized discount to present value of these lease subsidies at January 31, 1996 was $4.4 million and will be amortized to operations over the remaining sublease terms, which range up to 21 years.

NOTE 10 -- STOCKHOLDERS' EQUITY

     Upon consummation of the Merger, stockholders of Enterprises received one share of the Company's common stock for each share of Enterprises' common stock owned by them just prior to the Merger. In connection with this transaction, the Certificate of Incorporation was adopted for CKE which authorizes 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, both of which have a par value of $.01 per share.

     In July 1994, the Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. A total of 670,300 shares of stock were repurchased to date, which includes the purchase of 62,500 shares in fiscal 1995 from the Chairman Emeritus at the then market price of $9.13 per share. The balance of these shares were purchased in a series of open market transactions, at an average price of approximately $7.48 per share, for an aggregate purchase price of approximately $4.5 million. All shares purchased are being held as treasury stock.

     During the second quarter of fiscal 1994, the Company purchased a total of 59,750 shares from the Carl N. and Margaret M. Karcher Trust for an aggregate purchase price of $422,000. All shares purchased were canceled and retired.

NOTE 11 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents information on the Company's financial instruments:

                                                      1995                       1996
                                             ----------------------     ----------------------
                                                              (IN THOUSANDS)
                                                          ESTIMATED                  ESTIMATED
                                             CARRYING       FAIR        CARRYING       FAIR
                                              AMOUNT        VALUE        AMOUNT        VALUE
                                             --------     ---------     --------     ---------
    Financial assets:
      Cash and cash equivalents............  $ 15,174      $15,174      $ 23,429      $23,429
      Marketable securities................     3,088        3,088         2,510        2,510
      Notes receivable.....................    18,112       17,976         9,051        9,097
    Financial liabilities:
      Long-term debt, including current
         portion...........................    32,832       31,953        36,412       34,525

     The estimated fair values of marketable securities were based on quoted market prices. The estimated fair values of notes receivable were determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. The estimated fair value of long-term debt was determined by discounting future cash flows using rates currently available to the Company for debt with similar terms and remaining maturities.

                             CKE RESTAURANTS, INC.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     Certain members of management and the Karcher family are franchisees of the Company. A total of 38 restaurants have been sold to these individuals, one of which occurred during fiscal 1996. As part of these transactions, the Company received cash and accepted $10.4 million of interest-bearing notes. Additionally, these franchisees regularly purchase food and other products from the Company on the same terms and conditions as other franchisees. During fiscal 1995, the Company made a salary advance to the Chairman Emeritus totaling $715,000, a majority of which is non-interest bearing and is to be repaid through payroll deductions. The entire amount will be repaid by December 1998.

     Details of amounts outstanding are as follows:

                                                                     1995          1996
                                                                    ------        ------
                                                                   (DOLLARS IN THOUSANDS)
    Advance to Chairman Emeritus..................................  $  667        $  595
     7.0% Secured notes...........................................     296           249
    10.0% Secured notes...........................................      --            72
    12.0% Secured notes...........................................     297            --
    12.5% Secured notes...........................................   1,318           305
                                                                    ------        ------
                                                                     2,578         1,221
    Less: Long-term portion.......................................   2,109           969
                                                                    ------        ------
                                                                       469           252
    Trade receivables.............................................   1,040           725
                                                                    ------        ------
                                                                    $1,509        $  977
                                                                    ======        ======

     In June 1994, the Company reacquired 12 Arizona restaurants from a Karcher family member who was formerly an officer of the Company. As part of this transaction, the Company took possession of certain restaurant assets in exchange for the forgiveness of two notes receivable totaling $1.4 million, and a cash payment of $650,000. In addition, as described in Note 9, certain previously established lease subsidy reserves totaling $2.7 million were reversed in fiscal 1995 as a result of this transaction.

     The Company leases various properties, including its corporate headquarters, one of its distribution facilities and three of its restaurants, from the Chairman Emeritus. Included in capital lease obligations was $4.9 million and $4.5 million, representing the present value of lease obligations related to these various properties at January 31, 1995 and 1996, respectively. Lease payments under these leases for fiscal 1994, 1995 and 1996 amounted to $1.5, $1.4, and $1.4 million, respectively. This was net of sublease rentals of $171,000, $154,000 and $148,000 in fiscal 1994, 1995 and 1996, respectively.

     In fiscal 1994, the Chairman Emeritus was granted future retirement benefits for past services consisting principally of payments of $200,000 per year for life and supplemental health benefits, which had a net present value of $1.7 million as of that date. This amount was computed using certain actuarial assumptions, including a discount rate of 7%. A total of $1.4 million remained accrued in other current liabilities as of January 31, 1996. The Company anticipates funding these obligations as they become due.

                             CKE RESTAURANTS, INC.

NOTE 13 -- CARL'S JR. FRANCHISE AND LICENSE OPERATIONS

     Franchise arrangements, with franchisees who operate in Arizona, California, Nevada, Oregon and Utah, generally provide for initial fees and continuing royalty payments to the Company based upon a percent of sales. The Company generally charges an initial franchise fee for each new franchised restaurant that is added to its system, and in some cases, an area development fee, which grants exclusive rights to develop a specified number of Carl's Jr. restaurants in a designated geographic area within a specified time period. Similar fees are charged in connection with the Company's international licensing operations. These fees are recognized ratably when substantially all the services required of the Company are complete and the restaurants covered by these agreements commence operations.

     Franchisees may also purchase food, paper and other supplies from the Company. Additionally, franchisees may be obligated to remit lease payments for the use of restaurant facilities owned or leased by the Company, generally for a period of 20 years. Under the terms of these leases, they are required to pay related occupancy costs which include maintenance, insurance and property taxes.

     The Company receives notes from franchisees in connection with the sales of Company-operated restaurants. During fiscal 1996, the Company sold certain of its franchise notes receivable, with partial recourse, to an independent third party for cash proceeds of approximately $8.4 million. The remaining notes bear interest from 7.0% to 12.5%, mature in five to 15 years and are secured by an interest in the restaurant equipment sold.

     Revenues from franchised and licensed restaurants consist of the following:

                                                          1994        1995         1996
                                                        --------     -------     --------
                                                                 (IN THOUSANDS)
    Food service......................................   $60,979     $57,058      $56,036
    Rental income.....................................    10,575      10,257       10,116
    Royalties.........................................     6,253       6,284        5,704
    Initial fees......................................       297          91          116
    Other.............................................       531          12          (21)
                                                         -------     -------      -------
                                                         $78,635     $73,702      $71,951
                                                         =======     =======      =======

     Operating costs and expenses for franchised and licensed restaurants consist of the following:

                                                          1994        1995         1996
                                                        --------     -------     --------
                                                                  (IN THOUSANDS)
    Food service......................................   $60,827     $57,334      $56,590
    Occupancy and other operating expenses............    12,725      12,537       12,249
                                                         -------     -------      -------
                                                         $73,552     $69,871      $68,839
                                                         =======     =======      =======

NOTE 14 -- INTEREST EXPENSE

     Interest expense consists of the following:

                                                          1994        1995         1996
                                                        --------     -------     --------
                                                                 (IN THOUSANDS)
    Notes payable and revolving credit lines..........  $ (3,472)    $(2,484)    $ (3,585)
    Capital lease obligations.........................    (6,454)     (6,194)      (5,898)
    Other.............................................      (461)       (524)        (521)
                                                        --------     -------     --------
                                                        $(10,387)    $(9,202)    $(10,004)
                                                        ========     =======     ========

                             CKE RESTAURANTS, INC.

NOTE 15 -- OTHER INCOME, NET

     Other income, net is comprised of the following:

                                                        1994         1995         1996
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Net losses on sales of restaurants..............   $  (162)     $  (463)     $  (338)
    Gains on sales of investments...................     2,675          564          206
    Losses on sales of investments..................    (1,325)        (721)        (351)
    Loss on long-term investments...................        --           --       (1,624)
    Dividend income.................................       559          357          854
    Lease income....................................        --           --          981
    Interest income.................................     4,401        3,261        2,494
                                                       -------      -------      -------
                                                       $ 6,148      $ 2,998      $ 2,222
                                                       =======      =======      =======

NOTE 16 -- INCOME TAXES

     Income tax expense is comprised of the following:

                                                        1994         1995         1996
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Current:
      Federal.......................................   $ 2,327      $(1,996)      $2,018
      State.........................................       672         (304)         772
                                                       -------      -------       ------
                                                         2,999       (2,300)       2,790
                                                       -------      -------       ------
    Deferred:
      Federal.......................................    (1,471)       2,517        3,878
      State.........................................      (204)         917          333
                                                       -------      -------       ------
                                                        (1,675)       3,434        4,211
                                                       -------      -------       ------
                                                         1,324        1,134        7,001
    Tax effect of cumulative effect of change in
      accounting principle..........................       512           --           --
                                                       -------      -------       ------
                                                       $ 1,836      $ 1,134       $7,001
                                                       =======      =======       ======

                             CKE RESTAURANTS, INC.

     A reconciliation of income tax expense at the federal statutory rate of 34% to the Company's provision for taxes on income is as follows:

                                                        1994         1995         1996
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Income taxes at statutory rate..................   $ 2,131      $   815       $6,104
    State income taxes, net of federal income tax
      benefit.......................................       306          800          738
    Dividend exclusion..............................      (161)         (86)         (29)
    Targeted jobs tax credits.......................      (774)        (338)        (243)
    Alternative minimum tax credit..................        --         (551)          --
    Adjustment of prior years' estimated
      liabilities...................................        --          157          289
    Increase in valuation allowance.................       200          298          152
    Other, net......................................       134           39          (10)
                                                       -------      -------       ------
                                                       $ 1,836      $ 1,134       $7,001
                                                       =======      =======       ======

     Temporary differences and carryforwards gave rise to a significant amount of deferred tax assets and liabilities as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Deferred tax asset:
      Capitalized leases................................  $ 8,449     $ 8,589     $ 8,641
      Workers' compensation reserve.....................    6,976       6,413       5,905
      Exit costs........................................    4,997       3,068       2,905
      Targeted jobs tax credit carryforward.............    2,137       2,695       3,055
      Arbitration judgment and other litigation.........    1,539          --          --
      Other.............................................    5,612       5,208       5,437
                                                          -------     -------     -------
                                                           29,710      25,973      25,943
      Less: Valuation allowance.........................    1,495       1,793       1,945
                                                          -------     -------     -------
    Total deferred tax asset............................   28,215      24,180      23,998
                                                          -------     -------     -------
    Deferred tax liability:
      Depreciation......................................   10,210       9,537       9,896
      Safe harbor leases................................    1,461       1,054         586
    Long-term investment................................       --          --       2,017
      Other.............................................    1,234       1,335       1,443
                                                          -------     -------     -------
    Total deferred tax liability........................   12,905      11,926      13,942
                                                          -------     -------     -------
    Net deferred tax asset..............................  $15,310     $12,254     $10,056
                                                          =======     =======     =======

     While there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years, management believes it is more likely than not that the Company will realize the majority of the benefit of the existing net deferred tax asset at January 31, 1996, based on the Company's current, historical and future pre-tax earnings.

     The Company had targeted jobs tax credit carryforwards of $3.1 million, which expire in the years 2007 through 2011, available at January 31, 1996. The Company also had an alternative minimum tax credit carryforward of $700,000 with no expiration date.

                             CKE RESTAURANTS, INC.

NOTE 17 -- EMPLOYEE BENEFIT AND RETIREMENT PLANS

Profit Sharing and Savings Plan

     The Company maintains a voluntary contributory profit sharing and savings investment plan for all eligible employees other than operations hourly employees. Annual contributions under the profit sharing portion of the plan are determined at the discretion of the Company's Board of Directors. Under the savings investment portion of the plan, participants may elect to contribute up to 15% of their annual salary to the plan. Through December 31, 1994, up to 4% of employee contributions were matched by the Company. Total Company contributions to this plan for fiscal 1994 and 1995 were $813,000 and $344,000, respectively.

Pension Plan

     The Company also maintains a defined benefit pension plan covering substantially all operations employees qualified as to age and service. For fiscal 1994, 1995 and 1996, pension contributions were $442,000, $438,000 and $512,000, respectively. Under the terms of the defined benefit plan, pension expense is computed based upon an independent actuarial valuation study. Company contributions under this plan are funded quarterly. As of February 1, 1994 and 1995, the accumulated benefit obligation related to the plan was $1.8 million and $2.0 million, respectively. On January 1, 1996, the pension plan was amended to limit participation in the plan only to those employees who have become participants in the plan on or before December 31, 1995 and any future contribution of plan benefits will discontinue after December 31, 1995.

Stock Purchase Plan

     In fiscal 1995, the Board of Directors adopted, and stockholders subsequently approved in fiscal 1996, an Employee Stock Purchase Plan ("ESPP"). Under the terms of the ESPP, eligible employees may voluntarily purchase, at current market prices, up to 500,000 shares of the Company's common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 10% of their base salary. The Company contributes varying amounts as specified in the ESPP. During fiscal 1996, 25,782 shares were purchased and allocated to employees, based upon their contributions, at an average price of $12.71 per share. The Company contributed $8,000 or an equivalent of 460 shares for the year ended January 31, 1996.

Stock Incentive Plans

     The Company's 1994 stock incentive plan was approved by stockholders in June 1994. The 1994 plan is substantially similar to the 1993 plan under which, as a result of the merger, no further options may be granted. Awards granted to eligible employees under the 1994 plan are not restricted as to any specified form or structure, with such form, vesting and pricing provisions determined by the Compensation Committee of the Board of Directors. The 1994 plan also provides for the automatic annual award of stock options to nonemployee directors and nonemployee director members of the Executive Committee. Options generally have a term of five years from the date of grant for the nonemployee directors and ten years from the date of grant for employees, become exercisable at a rate of 33 1/3% per year following the grant date and are priced at the fair market value of the shares on the date of grant. A total of 1,750,000 shares are available for grants of options or other awards under this plan, of which 859,235 stock options were outstanding as of January 31, 1996, with exercise prices ranging from $6.75 per share to $16.00 per share.

     The Company's 1993 stock incentive plan was superseded by the 1994 plan, as discussed above. As of January 31, 1996, 424,522 stock options, with exercise prices ranging from $7.13 per share to $13.38 per share, were outstanding under the plan. No further awards may be granted under this plan.

                             CKE RESTAURANTS, INC.

     The Company's 1982 stock option plan expired in September 1992. Under this plan, stock options were granted to key employees to purchase up to 3,000,000 shares of its common stock at a price equal to or greater than the fair market value at the date of grant. The options generally had a term of 10 years from the grant date and became exercisable at a rate of 25%, 35% and 40% per year following the grant date. The exercise price of the 328,037 options outstanding as of January 31, 1996 under this plan ranges from $5.21 per share to $13.38 per share.

     Transactions under all plans are as follows (number of shares):

                                                    1994           1995           1996
                                                 ----------     ----------     ----------
    Outstanding at beginning of year...........   1,554,766      1,372,634      1,188,033
    Granted....................................     579,812        437,206        896,406
    Cancelled..................................    (116,349)      (454,296)      (117,642)
    Exercised..................................    (645,595)      (167,511)      (355,003)
                                                 ----------     ----------     ----------
    Outstanding at end of year.................   1,372,634      1,188,033      1,611,794
                                                 ==========     ==========     ==========
    Exercisable at end of year.................     745,310        648,324        621,741
                                                 ==========     ==========     ==========

NOTE 18 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest and income taxes are as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
                                                                   (IN THOUSANDS)
    Interest (net of amount capitalized)................  $10,558     $ 9,208     $10,198
    Income taxes........................................    1,675         645       2,571

     Noncash investing and financing activities are as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
                                                                   (IN THOUSANDS)
    Noncash investing and financing activities:
      Transfers of marketable securities to (from) other
         current assets.................................  $ 6,776     $(6,776)    $    --
      Transfer of inventory, current assets and property
         and equipment to long-term investments.........       --          --      20,352
      Other investing activities:
         Net change in dividend receivable..............       --          --        (714)
    Leasing activities:
      Capital lessee additions..........................      505          --         856
      Capital lessor additions..........................      538          --          --
      Other leasing activities:
         Increase in property and equipment.............       --      (1,356)         --
         Reverse certain lease subsidy reserves.........       --       2,680          --
    Franchising and other disposition activities:
      (Increase) decrease in property and equipment.....      344          --      (2,875)
      (Increase) decrease in notes receivable...........     (551)      1,356       2,796
      Decrease in accounts receivable...................       --          --         689
    Sale/leaseback activities:
      Transfer of restaurant property costs to property
         and equipment..................................    6,750          --          --

                             CKE RESTAURANTS, INC.

NOTE 19 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents summarized quarterly results:

                                                                  QUARTER
                                              -----------------------------------------------
                                                1ST          2ND          3RD          4TH
                                              --------     --------     --------     --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal 1995
  Total revenues............................  $135,006     $105,308     $103,791     $ 99,642
  Operating income..........................     2,904        2,392        1,581        1,725
  Net income (loss).........................       656          864          286         (542)
  Net income (loss) per common and common
     equivalent share.......................  $    .04     $    .05     $    .02     $   (.03)
                                              ========     ========     ========     ========
Fiscal 1996
  Total revenues............................  $137,625     $108,040     $113,074     $106,698
  Operating income..........................     5,264        6,554        7,373        6,544
  Net income................................     1,915        2,808        3,021        3,208
  Net income per common and common
     equivalent share.......................  $    .11     $    .15     $    .16     $    .17
                                              ========     ========     ========     ========

     Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including the seasonal nature of the quick-service restaurant industry, unpredictable adverse weather conditions which may affect sales volume and food costs. In addition, all quarters have 12-week accounting periods, except the first quarters of 1995 and 1996, which have 16-week accounting periods.

NOTE 20 -- COMMITMENTS AND CONTINGENT LIABILITIES

     Concurrent with the new unsecured line of credit (see Note 8), a letter of credit facility, totaling $12.4 million, was established. Two letters of credit are outstanding under this facility, one for $8.5 million issued in May 1995 and a second one for $3.9 million issued in September 1994. The $8.5 million letter of credit secures the Company's potential workers' compensation claims and will expire on June 30, 1996. The State of California requires that the Company provide this letter of credit each year based on its existing claims experience, or set aside a comparable amount of cash or investment securities in a trust account. The upcoming annual security requirement, which begins May 1, 1996, was lowered to $8.3 million due to an improvement in the Company's claims experience. A new letter of credit will be issued for this amount on or before May 1, 1996. The $3.9 million letter of credit secures the Industrial Revenue Bonds issued in connection with the construction of the Company's Northern California distribution facility and expires in January 1997.

     The Company's standby letter of credit agreements with various banks expire as follows (in thousands):

        June 1996....................................................     $  8,586
        January 1997.................................................        3,852
        April 2000...................................................          275
                                                                           -------
                                                                          $ 12,713
                                                                           =======

     The Company sold certain of its franchise notes receivable, with partial recourse, to an independent third party (see Note 13). Under the terms of the sale agreement, as of January 31, 1996, the Company is contingently liable for approximately $5.9 million.

                             CKE RESTAURANTS, INC.

NOTE 21 -- SUMMIT ACQUISITION

     The Company and Summit Family Restaurants Inc. ("Summit") signed an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated as of November 30, 1995, amended as of January 24, 1996 and further amended as of April 2, 1996 and June 5, 1996. Under the terms of the Merger Agreement, as amended, CKE acquired from ABS MB (JB) Limited Partnership 946,714 shares of Series A Convertible Preferred Stock of Summit on April 4, 1996 at a purchase price of $5.27 per share in cash. On July 15, 1996, the Company completed the acquisition of Summit in a merger transaction in which each of the 4,809,446 then outstanding shares of Summit common stock (other than dissenting shares, if any) were converted into $2.63 in cash and .1043 shares of CKE common stock (the "Summit Merger"). The total estimated purchase price of this transaction is approximately $29.1 million.

     Summit operates restaurants under three concepts: company-operated and franchised family style JB's Restaurants; Galaxy Diner restaurants; and HomeTown Buffet restaurants, which are operated by Summit as a franchisee.

     CKE's management is performing an ongoing evaluation regarding the nature and scope of Summit's JB's Restaurants operations. Various short- and long-term strategic considerations are being assessed, including: the sale, franchise, or other disposition of certain JB's Restaurants; the conversion of certain JB's Restaurants to the Carl's Jr. or Galaxy Diner concept and the retention of a number of JB's Restaurants.

                             CKE RESTAURANTS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                    JANUARY 31,       AUGUST 12,
                                                                       1996              1996
                                                                    -----------       ----------
                                             ASSETS
Current assets:
  Cash and cash equivalents.......................................   $  23,429         $ 13,906
  Marketable securities...........................................       2,510            4,427
  Accounts receivable.............................................       7,295            7,025
  Related party receivables.......................................         977            1,360
  Inventories.....................................................       6,132            7,973
  Deferred income taxes, net......................................      10,056           15,088
  Other current assets and prepaid expenses.......................       5,656            7,193
                                                                      --------         --------
     Total current assets.........................................      56,055           56,972
Property and equipment, net.......................................     127,346          169,077
Property under capital leases, net................................      28,399           34,257
Long-term investments.............................................      19,814           26,041
Notes receivable..................................................       7,801            7,713
Related party notes receivable....................................         969              715
Other assets......................................................       6,375           11,682
                                                                      --------         --------
                                                                     $ 246,759         $306,457
                                                                      ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt...............................   $   8,575         $  3,486
  Current portion of capital lease obligations....................       3,745            4,666
  Accounts payable................................................      15,824           22,611
  Other current liabilities.......................................      31,756           48,488
                                                                      --------         --------
     Total current liabilities....................................      59,900           79,251
                                                                      --------         --------
Long-term debt....................................................      30,321           30,230
Capital lease obligations.........................................      40,233           48,171
Other long-term liabilities.......................................      15,116           25,279
Stockholders equity:
  Preferred stock, $.01 par value; authorized 5,000,000 shares;
     none issued or outstanding...................................          --               --
  Common stock, $.01 par value; authorized 50,000,000 shares;
     issued and outstanding 19,200,141 shares and 19,831,469
     shares.......................................................         192              198
  Additional paid-in capital......................................      38,713           51,142
  Retained earnings...............................................      67,393           77,295
  Treasury stock, at cost; 670,300 shares.........................      (5,109)          (5,109)
                                                                      --------         --------
     Total stockholders' equity...................................     101,189          123,526
                                                                      --------         --------
                                                                     $ 246,759         $306,457
                                                                      ========         ========

See accompanying condensed notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  TWENTY-EIGHT WEEKS ENDED
                                                            -------------------------------------
                                                            AUGUST 14, 1995       AUGUST 12, 1996
                                                            ---------------       ---------------
Revenues:
  Company-operated restaurants............................      $207,515              $239,874
  Franchised and licensed restaurants.....................        38,150                41,183
                                                                --------              --------
     Total revenues.......................................       245,665               281,057
                                                                --------              --------
Operating costs and expenses:
  Company-operated restaurants:
     Food and packaging...................................        63,180                73,967
     Payroll and other employee benefits..................        59,272                65,012
     Occupancy and other operating expenses...............        44,255                48,736
                                                                --------              --------
                                                                 166,707               187,715
  Franchised and licensed restaurants.....................        36,689                39,155
  Advertising expenses....................................        10,819                13,470
  General and administrative expenses.....................        19,632                20,549
                                                                --------              --------
          Total operating costs and expenses..............       233,847               260,889
                                                                --------              --------
Operating income..........................................        11,818                20,168
Interest expense..........................................        (5,285)               (4,744)
Other income, net.........................................         1,204                 1,850
                                                                --------              --------
Income before income taxes................................         7,737                17,274
Income tax expense........................................         3,014                 6,749
                                                                --------              --------
Net income................................................      $  4,723              $ 10,525
                                                                ========              ========
Net income per common and common equivalent share.........      $    .26              $    .55
                                                                ========              ========
Common and common equivalent shares used in computing per
  share amounts...........................................        18,441                19,220
                                                                ========              ========

See accompanying condensed notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                   TWENTY-EIGHT WEEKS ENDED
                                                              -----------------------------------
                                                              AUGUST 14, 1995     AUGUST 12, 1996
                                                              ---------------     ---------------
Net cash flow from operating activities:
  Net income................................................      $  4,723            $ 10,525
  Adjustments to reconcile net income to net cash provided
     by operating activities, excluding the effect of
     acquisitions:
     Noncash franchise income...............................          (242)                (35)
     Depreciation and amortization..........................        11,131              11,509
     Loss on sale of property and equipment and capital
       leases...............................................         1,954                 481
     Reversal of rent subsidy reserves......................          (327)                 --
     Write-off of accounts and notes receivable.............            --                  47
     Write-down of long-term investment.....................         1,459                  --
     Net noncash investment and dividend income.............          (559)                (95)
     Deferred income taxes..................................           220                 582
     Noncash increase in reserves...........................            --                 297
     Write-down of long-lived assets........................            --               1,250
     Settlement of notes receivable.........................        (1,292)                 --
     Net change in receivables, inventories and other
       current assets.......................................          (608)             (5,016)
     Net change in other assets.............................          (266)               (942)
     Net change in accounts payable and other current
       liabilities..........................................        (2,183)             12,481
                                                                  --------            --------
       Net cash provided by operating activities............        14,010              31,084
                                                                  --------            --------
Cash flow from investing activities:
  Purchases of:
     Marketable securities..................................            --                (760)
     Property and equipment.................................       (16,932)            (19,608)
     Long-term investments..................................          (715)             (4,114)
  Proceeds from sales of:
     Marketable securities..................................           879                 793
     Property and equipment.................................            21               3,254
  Collections on leases receivable..........................            80                  91
  Increase in notes receivable and related party notes
     receivable.............................................           (70)               (120)
  Collections on notes receivable and related party notes
     receivable.............................................           935                 991
  Acquisition of Summit, net of cash acquired...............            --             (14,731)
                                                                  --------            --------
       Net cash used in investing activities................       (15,802)            (34,204)
                                                                  --------            --------
Cash flow from financing activities:
  Net change in bank overdraft..............................       (11,265)              2,718
  Short-term borrowings.....................................        38,460               1,200
  Repayments of short-term debt.............................       (33,910)             (1,200)
  Long-term borrowings......................................         9,175              20,000
  Repayments of long-term debt..............................        (4,529)            (27,049)
  Repayments of capital lease obligations...................        (1,543)             (1,623)
  Net change in other long-term liabilities.................          (939)               (729)
  Purchase of treasury stock................................          (551)                 --
  Payment of dividends......................................          (727)               (743)
  Exercise of stock options.................................           746               1,023
                                                                  --------            --------
       Net cash used in financing activities................        (5,083)             (6,403)
                                                                  --------            --------
            Net decrease in cash and cash equivalents.......      $ (6,875)           $ (9,523)
                                                                  ========            ========

See accompanying condensed notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                   TWENTY-EIGHT WEEKS ENDED
                                                              -----------------------------------
                                                              AUGUST 14, 1995     AUGUST 12, 1996
                                                              ---------------     ---------------
Supplemental disclosures of cash flow information:
Cash paid during period for:
  Interest (net of amounts capitalized).....................      $ 5,382             $  4,730
  Income taxes..............................................        1,611                1,969
Noncash investing and financing activities:
  Investing activities:
     Transfer of inventory, current assets and property and
       equipment to other assets............................       20,877                   --
     Sale of property and equipment.........................           --                2,469
     Increase in long-term investments......................           --               (2,469)
  Other investing activities:
     Net change in dividends receivable.....................           --                 (360)
     Stock issued in exchange for Summit assets.............           --               11,412
  Franchise and reorganization activities:
     (Increase) decrease in property and equipment..........       (3,418)               1,904
     Decrease in various liabilities........................         (296)                 (75)
     Decrease in notes receivable and accounts receivable...        3,714                  495
     Increase in debt.......................................           --                1,451
  Summit Acquisition
     Tangible assets acquired at fair value.................           --               59,908
     Cost in excess of net assets acquired..................           --                2,268
     Liabilities assumed at fair value......................           --              (33,120)
                                                                  -------             --------
                                                                  $    --             $ 29,056
                                                                  =======             ========

See accompanying condensed notes to consolidated financial statements.

                             CKE RESTAURANTS, INC.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      AUGUST 14, 1995 AND AUGUST 12, 1996

NOTE (A)  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements include the accounts of CKE Restaurants, Inc. and its wholly-owned subsidiaries (the "Company" or "CKE") and have been prepared in accordance with the Securities and Exchange Commission Requirements of Regulation S-X for interim financial reporting and, therefore, do not include all information and footnotes which would be presented were such consolidated financial statements prepared in accordance with generally accepted accounting principles. These statements should be read in conjunction with the audited consolidated financial statements presented in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1996. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of financial position and results of operations for the interim periods presented have been reflected herein. The results of operations for such interim periods are not necessarily indicative of results to be expected for the full year. Certain reclassifications have been made to the fiscal 1996 consolidated financial statements to conform to the fiscal 1997 presentation.

NOTE (B)  NEW ACCOUNTING PRONOUNCEMENT

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121"). SFAS 121 requires the assessment of certain long-lived assets for possible impairment when events or circumstances indicate their carrying amounts may not be recoverable. The adoption of SFAS 121 resulted in a $1.3 million noncash pretax charge, equivalent to $0.04 per share, to restaurant operations in the first quarter of fiscal 1997.

NOTE (C)  LONG-TERM DEBT

     Effective August 12, 1996, the Company entered into a Credit Agreement (the "Credit Agreement") with a group of financial institutions. In accordance with the terms of the Credit Agreement, the Company borrowed the principal amount of $20.0 million pursuant to a five-year, fully amortizing term loan, the proceeds of which were primarily used to repay existing indebtedness of the Company.

     The Credit Agreement also provides the Company with (a) a revolving credit facility for working capital and other general corporate purposes, under the terms of which the Company may borrow from time to time up to $30.0 million (including a letter of credit subfacility of up to $20.0 million), and (b) a revolving credit facility for the purpose of financing investments in and acquisitions of other entities, under the terms of which the Company may borrow from time to time up to $25.0 million. The amounts advanced, if any, to the Company under the revolving acquisition facility will convert after two years into a three-year fully amortizing term loan. Both of the foregoing revolving credit facilities will mature on July 31, 2001. The existing credit facility, which this new facility replaces, would have expired on August 31, 1996.

     The Credit Agreement also includes customary affirmative and negative covenants which, among other things, restrict the Company's ability to (i) incur or create liens on or with respect to its properties, (ii) incur additional indebtedness, (iii) merge or consolidate with other entities, (iv) sell assets and (v) declare or pay dividends or repurchase shares of capital stock, subject in each of the foregoing cases to certain exceptions. In addition, the Credit Agreement requires the Company to maintain certain specified financial ratios and operating results.

                             CKE RESTAURANTS, INC.

NOTE (D)  ACQUISITIONS

     On July 15, 1996, the Company completed its acquisition of Summit Family Restaurants Inc. ("Summit"). Summit has restaurant operations in nine western states, including 76 company-operated and 24 franchised JB's Restaurants, 16 HomeTown Buffet restaurants and six Galaxy Diner restaurants.

     In connection with the acquisition, each of the 4,809,446 outstanding shares of Summit common stock was converted into the right to receive 0.1043 shares of the Company's common stock (and cash in lieu of fractional shares) and cash in the amount of $2.63. Accordingly, the aggregate number of shares of common stock of the Company issued in the acquisition was 501,388. The source of funds for the cash portion of the consideration was cash on hand and borrowings under the Company's then existing revolving credit facilities.

     Selected unaudited pro forma combined results of operations for the 28-week periods ended August 12, 1996 and August 14, 1995, assuming the acquisition occurred on January 31, 1995, are presented as follows:

                                                                         TWENTY-EIGHT
                                                                          WEEKS ENDED
                                                                   -------------------------
                                                                   AUGUST 14,     AUGUST 12,
                                                                      1995           1996
                                                                   ----------     ----------
    Total revenues...............................................   $310,821       $349,789
    Net income...................................................   $  3,328       $  9,613
    Net income per common and common equivalent share............   $    .18       $    .49

NOTE (E)  PROPOSED ACQUISITION OF CASA BONITA INCORPORATED

     On August 27, 1996, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Casa Bonita Holdings, Inc., a Delaware corporation and an indirect subsidiary of Unigate PLC ("Seller") to acquire from the Seller all of the issued and outstanding shares of capital stock of Casa Bonita Incorporated ("Casa Bonita").

     Casa Bonita, based in Dallas, Texas, owns and operates the "Taco Bueno" concept in the Mexican food segment of the quick-service restaurant market, with 109 Taco Bueno restaurants located in Texas and Oklahoma. Casa Bonita also operates two-full-service "Casa Bonita" Mexican food restaurants and three Crystal's Pizza restaurants.

     The Purchase Agreement provides for the purchase and sale of Casa Bonita for a purchase price of $42.0 million (subject to adjustment). The Company plans to form a new entity, which would include one or more third party investors, to own and operate Casa Bonita's restaurant businesses. The Company expects to finance the acquisition, at least in part, with borrowings under its revolving credit facility. The acquisition is expected to be completed in October 1996.

[PHOTOGRAPHS OF TACO BUENO AND CARL'S JR./GREEN BURRITO DUAL-BRAND RESTAURANTS]

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ---
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   11
Price Range of Common Stock and
  Dividend Policy......................   12
Capitalization.........................   13
Selected Consolidated Financial and
  Operating Data.......................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   16
Unaudited Pro Forma Combined Condensed
  Financial Data.......................   26
Business...............................   31
Management.............................   40
Underwriting...........................   42
Legal Matters..........................   43
Experts................................   43
Available Information..................   43
Incorporation of Certain Documents by
  Reference............................   44
Index to Consolidated Financial
  Statements...........................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,500,000 SHARES

                                CARL'S JR. LOGO

                              CKE RESTAURANTS LOGO

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                               ALEX. BROWN & SONS
                                 INCORPORATED

                         ROBERTSON, STEPHENS & COMPANY

                        EQUITABLE SECURITIES CORPORATION

                                            , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

        SEC registration fee.............................................  $ 27,552
        NASD filing fee..................................................     9,592
        Printing expenses................................................   140,000
        Legal fees and expenses..........................................   200,000
        Accounting fees and expenses.....................................   125,000
        Blue sky fees and expenses.......................................    12,000
        Transfer agent and registrar fees................................     5,000
        Miscellaneous....................................................    80,856
                                                                           --------
                  Total..................................................  $600,000
                                                                           ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation and Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of another corporation or enterprise. The Registrant may, in its discretion, similarly indemnify its employees and agents. The Registrant's Certificate of Incorporation relieves the Registrant's directors from monetary damages to the Registrant or its stockholders for breach of such directors' fiduciary duty as directors to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violations of certain provisions of the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (iv) for any transaction from which the director derived an improper personal benefit. Depending upon the character of the proceeding, under Delaware law, the Registrant may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to a criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that the director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above, the Registrant would have the right to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

ITEM 16.  EXHIBITS

  EXHIBIT
    NO.                                        DESCRIPTION
  -------   ----------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the
            Registrant's Registration Statement on Form S-4 (Registration No. 33-52523), which is incorporated herein by this reference.
     3.2    Bylaws of the Registrant, filed as Exhibit 3.2 to the Registrant's Registration
            Statement on Form S-4 (Registration No. 333-05305), which is incorporated herein by this reference.
     5.1    Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.
    23.1    Consent of KPMG Peat Marwick LLP (with respect to the consolidated financial statements of the Registrant and its subsidiaries).
    23.2    Consent of KPMG Peat Marwick LLP (with respect to the consolidated financial statements of Summit Family Restaurants Inc. and its subsidiaries).
    23.3    Consent of KPMG Peat Marwick LLP (with respect to the consolidated financial statements of Casa Bonita Incorporated and its subsidiaries).
    23.4    Consent of Stradling, Yocca, Carlson & Rauth, a Professional Corporation (see
            Exhibit 5.1).

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 17th day of October, 1996.

                                          CKE RESTAURANTS, INC.

                                          By: /s/  WILLIAM P. FOLEY II
                                            ------------------------------------
                                            William P. Foley II
                                            Chairman of the Board and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of CKE Restaurants, Inc., do hereby constitute and appoint William P. Foley II, Robert E. Wheaton, Joseph N. Stein, and Robert A. Wilson, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                     DATE
------------------------------------------  -------------------------------  -----------------
         /s/  WILLIAM P. FOLEY II              Chairman of the Board of       October 17, 1996
------------------------------------------        Directors and Chief
           William P. Foley II               Executive Officer (Principal
                                                  Executive Officer)

           /s/  JOSEPH N. STEIN                 Chief Financial Officer       October 17, 1996
------------------------------------------   (Principal Financial Officer)
             Joseph N. Stein

           /s/  JOHN C. FULLER                        Controller              October 17, 1996
------------------------------------------  (Principal Accounting Officer)
              John C. Fuller

             /s/  PETER CHURM                          Director               October 17, 1996
------------------------------------------
               Peter Churm

                SIGNATURE                                TITLE                     DATE
------------------------------------------  -------------------------------  -----------------
           /s/  CARL L. KARCHER                        Director               October 17, 1996
------------------------------------------
             Carl L. Karcher

           /s/  CARL N. KARCHER                        Director               October 17, 1996
------------------------------------------
             Carl N. Karcher

           /s/  DANIEL D. LANE                Vice Chairman of the Board      October 17, 1996
------------------------------------------
           Daniel D. (Ron) Lane

          /s/  W. HOWARD LESTER                        Director               October 17, 1996
------------------------------------------
             W. Howard Lester

           /s/  FRANK P. WILLEY                        Director               October 17, 1996
------------------------------------------
             Frank P. Willey

                                 EXHIBIT INDEX

                                                                                 SEQUENTIALLY
    EXHIBIT                                                                        NUMBERED
     NUMBER                                DESCRIPTION                               PAGE
    -------                                -----------                           ------------
      1.1       Form of Underwriting Agreement.
      3.1       Certificate of Incorporation of the Registrant, filed as Exhibit
                3.1 to the Registrant's Registration Statement on Form S-4
                (Registration No. 33-52523), which is incorporated herein by this reference.
      3.2       Bylaws of the Registrant, filed as Exhibit 3.2 to the
                Registrant's Registration Statement on Form S-4 (Registration No.
                333-05305), which is incorporated herein by this reference.
      5.1       Opinion of Stradling, Yocca, Carlson & Rauth, a Professional
                Corporation.
      23.1      Consent of KPMG Peat Marwick LLP (with respect to the
                consolidated financial statements of the Registrant and its subsidiaries).
      23.2      Consent of KPMG Peat Marwick LLP (with respect to the
                consolidated financial statements of Summit Family Restaurants
                Inc. and its subsidiaries).
      23.3      Consent of KPMG Peat Marwick LLP (with respect to the
                consolidated financial statements of Casa Bonita Incorporated and its subsidiaries).
      23.4      Consent of Stradling, Yocca, Carlson & Rauth, a Professional
                Corporation (see Exhibit 5.1).